Exhibit 99.1

May 4, 2009

Included below are certain announcements that Thomson Reuters made in April 2009 in the United Kingdom via RNS, a Regulatory Information Service. Also included below is standalone financial information for Thomson Reuters PLC for the year ended December 31, 2008 that is prepared for U.K. regulatory purposes.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	The Woodbridge Company Limited
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	30 March 2009
6. Date on which issuer notified:	31 March 2009
7. Threshold(s) that is/are crossed or reached:	14%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary Shares	16,192,487	16,192,487	24,945,136	24,945,136	N/A	13.764%	N/A
American Depositary Shares (each representing six Ordinary Shares)	88,800	532,800	88,800	532,800	N/A	0.294%	N/A

1

B: Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	Percentage of voting rights
25,477,936	14.058%
Note: The disclosures in this section 8 relate only to holdings in Thomson Reuters PLC and not Thomson Reuters Corporation. However, under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. See further section 13 (Additional Information) below.

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
The Woodbridge Company Limited and other companies affiliated with it.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:
The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") also beneficially owned an aggregate of 429,900,553 Thomson Reuters Corporation common shares as at 30 March 2009. Under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Woodbridge had a voting interest in Thomson Reuters of approximately 55 per cent. based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at 30 March 2009

2

Other RNS Announcements

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY - April 1, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
March 26, 2009	Purchase - Dividend Reinvestment Plan	Common Shares	132,067	C$30.27
March 26, 2009	Purchase - Dividend Reinvestment Plan	Ordinary Shares	102,649	1,555 pence
March 30, 2009	Sale	Common Shares	8,650,000	C$30.61
March 30, 2009	Purchase	Ordinary Shares	8,650,000	1,512 pence

Thomson Reuters was notified of the above transactions on March 31, 2009.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together,  "Woodbridge") beneficially own 429,900,553 Thomson Reuters Corporation common shares, 24,945,136 Thomson Reuters PLC ordinary shares and 88,800 Thomson Reuters PLC American Depositary Shares (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at March 30, 2009 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

3

Thomson Reuters Mails Documents for 2009 Annual General Meeting of Shareholders

NEW YORK, NY, April 9, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals, today mailed the following documents in connection with its upcoming Annual General Meeting of shareholders to be held on May 13, 2009:

•	Annual report;
•	Annual review;
•	Management information circular;
•	Notice of meeting; and
•	Form of proxy.

These documents are available on www.thomsonreuters.com in the Investor Relations section. The documents were filed with the Canadian securities regulatory authorities and are available at www.sedar.com. The documents were also filed with the U.S. Securities and Exchange Commission and are available at www.sec.gov. Copies of the documents are available at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS, United Kingdom. Hard copies may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com or by phone at 1.800.969.9974.

The 2009 Annual General Meeting of shareholders will be held on Wednesday, May 13, 2009 at 10:00 a.m. (Eastern Daylight Time) / 3:00 p.m. (British Summer Time). The meeting will be held at The Thomson Reuters Building, 30 South Colonnade, Canary Wharf, London, United Kingdom. This will be a joint meeting of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC. Thomson Reuters will be offering a live video webcast of the meeting in Toronto, Canada at Roy Thomson Hall, which is located at 60 Simcoe Street. A webcast will also be available at www.thomsonreuters.com. Holders of Thomson Reuters Corporation common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2009 and holders of Thomson Reuters PLC ordinary shares as of 6:00 p.m. (British Summer Time) on May 11, 2009 will be entitled to vote at the meeting.

Thomson Reuters 2008 annual report contains its primary audited consolidated financial statements and related management's discussion and analysis. These Thomson Reuters Corporation financial statements are used for disclosing earnings, as they represent results for Thomson Reuters as a whole. For U.K. regulatory purposes, Thomson Reuters is also required to prepare standalone Thomson Reuters PLC financial information. These standalone financial statements do not account for Thomson Reuters Corporation and its subsidiaries and do not provide meaningful information for investors because they are not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole. The standalone financial statements will be mailed to Thomson Reuters PLC shareholders and will be available at www.thomsonreuters.com no later than April 20, 2009. Copies will also be available at the UKLA Document Viewing Facility of the Financial Services Authority.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. +44 (0) 20 7542 6706

4

CONTACTS
Fred Hawrysh Senior Vice President, Corporate Affairs 1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters Schedules First-Quarter 2009 Earnings Announcement and Webcast for Thursday, May 7, 2009

NEW YORK, NY, April 24, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), announced today that its first-quarter 2009 earnings will be issued via news release before 9:30 a.m. EDT (2:30 p.m. BST) on Thursday, May 7, 2009.

Thomas H. Glocer, chief executive officer, and Robert D. Daleo, executive vice president and chief financial officer, will host a conference call and simultaneous webcast that morning at 10 a.m. EDT (3 p.m. BST). Discussions may include forward-looking information.

You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Earnings Webcasts" on the left side of the "Investor Relations" page.  Registration for the webcast will begin April 24. Additionally, an archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

(Minimum Requirements to listen to broadcast: The Windows Media Player software, downloadable free from http://www.microsoft.com/windows/default.mspx, and at least a 28.8Kbps connection to the Internet. If you experience problems listening to the broadcast, send an email to webcastsupport@tfprn.com.)

5

April 24, 2009

Thomson Reuters PLC

Annual Information Update

Thomson Reuters PLC (the "Company") announces that the information referred to in this annual information update has been published or made available to the public by the Company during the period of December 23, 2008 to April 24, 2009 in compliance with laws and rules dealing with the regulations of securities, issuers of securities and securities markets.  In order to avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

While the information referred to below was up-to-date at the time of publication, such disclosures may now be or may at any time become out of date due to changing circumstances. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

This annual information update is required by, and is being made pursuant to, Article 10 of the Prospectus Directive as implemented in the UK by Prospectus Rule 5.2 and not for any other purpose and neither the Company nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. The Company does not undertake any obligation to update any such information in the future. Further, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.

1.   Announcements made via the Regulatory News Service ("RNS"), a Regulatory Information Service ("RIS")

All of the documents listed below were published via RNS. Copies of these documents can be obtained from the London Stock Exchange website at www.londonstockexchange.co.uk.

Description	Date
Webcast Alert Q1, 2009	April 24, 2009
Mailing of AGM shareholder documentation	April 9, 2009
Holding(s) in Company	April 1, 2009
Notification of Transactions	April 1, 2009
Total Voting Rights	April 1, 2009
2008 Annual Report Release	March 30, 2009
Holding(s) in Company	March 27, 2009
Notification of Transactions	March 27, 2009
Canadian Dollar Loan Note Offering	March 27, 2009
Notification of Transactions	March 19, 2009
Notification of Transactions	March 17, 2009
Holding(s) in Company	March 9, 2009
Director/PDMR Shareholding	March 4, 2009
Total Voting Rights	February 27, 2009
Director/PDMR Shareholding	February 27, 2009
Notification of Transactions	February 27, 2009
Notification of Annual General Meeting	February 24, 2009
Holding(s) in Company	February 24, 2009
Fourth Quarter and Full Year 2008 Results	February 24, 2009
Full Year & Q4 2008 Earnings Announce. scheduled	February 4, 2009
Shareholder Preference Documentation	February 4, 2009
Total Voting Rights	January 30, 2009
Holding(s) in Company	January 29, 2009
Notification of Transactions	January 23, 2009
Holding(s) in Company	January 20, 2009
Holding(s) in Company	January 13, 2009
Total Voting Rights	December 31, 2008
Director/PDMR Shareholding	December 31, 2008
Annual Information Update	December 23, 2008
Director Declaration	December 23, 2008
Notification of Transactions	December 23, 2008

6

2.   Documents filed at Companies House

All of the documents listed below were filed by the Company with Companies House at Crown Way, Maindy, Cardiff CF14 3UZ, United Kingdom on or around the dates indicated and can be found on the Companies House website at www.companies-house.gov.uk. Copies can be obtained from the Company or, if you are a registered user, downloaded from the Companies House Direct website at www.direct.companieshouse.gov.uk.

Description	Date
363 Annual Return	April 14, 2009
288a Appointment of a Director	January 20, 2009
353a Location of Register of Members	January 7, 2009
288b Resignation of a Director	January 6, 2009
88(3) Particular of contract relating to shares	December 21, 2008
88(2) Allotment of shares	December 21, 2008

3.   Documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC")

All of the documents listed below were filed with or furnished to the SEC by the Company. Copies can be obtained from the SEC website at www.sec.gov.

Form	Description	Date
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	April 8, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	April 2, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	March 31, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	March 30, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	March 30, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	March 30, 2009
20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]	March 30, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	March 26, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	March 3, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	February 24, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	February 24, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	February 3, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	January 12, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	January 7, 2009
F-3/A	[Amend]Registration statement by foreign private issuers	December 23, 2008

7

4.   Other Information provided to Shareholders

•	Letter regarding Electronic and Website Communications was posted on the Thomson Reuters website and posted to shareholders on February 4, 2009;

•
2008 Annual Report, 2008 Annual Review, Notice of Meeting, Management Information Circular and Form of Proxy were posted on the Thomson Reuters website on March 30, 2009 and posted to shareholders on April 9, 2009;

•	Notification of Availability was posted to shareholders on April 9, 2009; and

•	Thomson Reuters PLC 2008 standalone financial statements were posted on the Thomson Reuters website and posted to shareholders on April 20, 2009.

Copies of these documents were also submitted to the UK Listing Authority and are available at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS, United Kingdom.

Copies of this annual information update and the documents referred to in it can also be obtained upon request to the Assistant Company Secretary, Thomson Reuters PLC, The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

More information about Thomson Reuters is available at www.thomsonreuters.com.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. +44 (0) 20 7542 6706

8

Thomson Reuters – Voting Rights and Capital

Update for April 30, 2009

NEW YORK, NY – April 30, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that:

•	Thomson Reuters PLC had 181,229,241 ordinary shares issued and outstanding as of the close of business (London time) on April 30, 2009; and

•	Thomson Reuters Corporation had 647,393,642 common shares issued and outstanding as of the start of business (Toronto time) on April 29, 2009.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies – Thomson Reuters Corporation and Thomson Reuters PLC. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business. Thomson Reuters had a total of 828,622,883 common shares and ordinary shares issued and outstanding as of today.

Shareholders determining whether they need to notify their voting interest in, or a change in their voting interest in, Thomson Reuters PLC under the UK FSA’s Disclosure and Transparency Rules may use 181,229,241 as the denominator for their calculations. Shareholders with notification requirements in the United Kingdom may also wish to consult with their legal advisors regarding any applicable U.S. or Canadian filings or notifications regarding their Thomson Reuters voting interests.

Thomson Reuters holds no shares in treasury at this time.

This notification is made in accordance with Disclosure and Transparency Rule 5.6.1.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706

9

THOMSON REUTERS PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

Registration No. 6141013

Thomson Reuters operates under a dual listed company (“DLC”) structure and has two parent companies, both of which are publicly listed — Thomson Reuters Corporation and Thomson Reuters PLC. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Standalone Thomson Reuters PLC consolidated financial information does not provide meaningful information for investors as it excludes the results of Thomson Reuters Corporation, and is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

THOMSON REUTERS PLC
DIRECTORS’ REPORT

General business description
Thomson Reuters is the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through more than 50,000 people across 93 countries, Thomson Reuters delivers this must-have insight to the financial, legal, tax and accounting, healthcare and science markets, powered by the world’s most trusted news organization.

Thomson Reuters operates under a dual listed company (“DLC”) structure and has two parent companies, both of which are publicly listed - Thomson Reuters Corporation and Thomson Reuters PLC. For additional information, please see pages 116-119 of the 2008 Thomson Reuters annual report, which has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission on a joint Form 40-F/20-F (the “2008 Annual Report”). The 2008 Annual Report is also available at www.thomsonreuters.com. Additional information is also provided on page 10 of this document.

Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary. Thomson Reuters uses these financial statements when it discloses earnings, as they represent results for Thomson Reuters as a whole. Thomson Reuters Corporation financial statements are included in the 2008 Annual Report and are available in the “Investor Relations” section of the Thomson Reuters website at www.thomsonreuters.com. For U.K. regulatory purposes, Thomson Reuters is also required to prepare Thomson Reuters PLC standalone financial information, as set forth on pages 6 - 61 of this document. Standalone Thomson Reuters PLC financial information, which does not include the results of Thomson Reuters Corporation and its subsidiaries, does not provide meaningful information for investors because it is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole. In this directors’ report, we refer to two types of standalone Thomson Reuters PLC financial information – (1) financial information for Thomson Reuters PLC and its subsidiaries as a group (the “Group”); and (2) financial information for the Thomson Reuters PLC parent company itself (the “Company”). The disclosure in this document forms a part of the Company’s annual report for the year ended December 31, 2008 for purposes of U.K. legal and regulatory reporting requirements.

Principal activities
The principal activities of Thomson Reuters are described on pages 1-11 of the 2008 Annual Report.

Review of business and future developments
The “Business” and “Management’s Discussion and Analysis” sections of the 2008 Annual Report (pages 1 to 59) contain a review of Thomson Reuters business, including an analysis of the developments and performance of the business during 2008. The “Risk Factors” section of the 2008 Annual Report (pages 12-17) also sets forth the risks and uncertainties that Thomson Reuters management believes are material.

Results and dividends
The results of the Group and the Company are provided on pages 6 and 57, respectively, of this document.  Dividend information is provided on page 122 of the 2008 Annual Report.  Details of significant contracts are provided on pages 116-118 and 124-125 of the 2008 Annual Report.

Going concern
As of December 31 2008, the Group’s consolidated net liabilities were $4,632 million (December 31, 2007: net assets of $304 million), which includes net liabilities of $14,124 million for amounts due to entities also under the control of Thomson Reuters Corporation.  Due to the cross-guarantees of all contractual obligations between Thomson Reuters PLC and Thomson Reuters Corporation, the consolidated accounts for Thomson Reuters PLC are prepared on a going concern basis.

Research and development
Information regarding research and development is provided on page 10 of the 2008 Annual Report.

Capital structure
The capital structure of the Company is described on pages 119 and 126-128 of the 2008 Annual Report and in note 24 of the Group’s financial statements in this document. Information regarding share repurchases in 2008 is provided on pages 38-39 of the 2008 Annual Report and in note 24 of the Group’s financial statements in this document.  Information regarding substantial shareholders of the Company is provided on page 123 of the 2008 Annual Report.

Directors
Information regarding the individuals who were directors of the Company during 2008 is provided on pages 111-112 of the 2008 Annual Report. In addition, Robert D. Daleo, Stephane Bello and Wayne Lee were directors of the Company until February 2008.

Directors’ interests in shares
Information regarding each director’s interests in the shares of the Company is provided on page 115 of the 2008 Annual Report.

Policy and practice on payment of creditors
Information regarding Thomson Reuters creditor payment policy is provided on page 134 of the 2008 Annual Report. The Company had no trade creditors at December 31, 2008 or December 31, 2007.

Political and charitable contributions
Information regarding charitable contributions is provided on page 134 of the 2008 Annual Report. As stated on page 134 of the 2008 Annual Report, no political contributions were made in 2008.

Environmental, employee, social and community issues
Information regarding environmental, employee, social and community issues is provided on pages 10-11 of the 2008 Annual Report.

Employees
Thomson Reuters practices regarding communication with employees and its policy regarding equal employment opportunities are described on page 135 of the 2008 Annual Report.

Financial instruments
The financial risk management policies of the Group and the exposure of the Group to price, credit, liquidity and cash flow risk are discussed in note 14 of the Group’s financial statements in this document.

Corporate governance
A report on corporate governance and compliance with the U.K. Combined Code is provided on pages 42-50 of Thomson Reuters 2009 Management Information Circular, a copy of which has been filed with the Canadian securities regulatory authorities and U.S. Securities and Exchange Commission and is available on www.thomsonreuters.com.

Disclosure of information to auditors
The individuals who were directors of Thomson Reuters as of the date of approval of this directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which Thomson Reuters auditors are unaware, and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the auditors are aware of that information.

Reappointment of auditors
Resolutions to reappoint PricewaterhouseCoopers LLP as the auditors of Thomson Reuters and to authorize the directors to determine their remuneration will be proposed at the annual general meeting of shareholders to be held on May 13, 2009 and information relevant to shareholders is included within the 2009 Management Information Circular referred to above.

Subsequent event
On March 26, 2009, Thomson Reuters PLC paid approximately $51 million in dividends representing $0.28 per share.

On March 31, 2009, Thomson Reuters issued in Canada C$750 million of 6% notes due 2016. These notes were issued by Thomson Reuters Corporation and unconditionally guaranteed by Thomson Reuters PLC.

Statement of directors’ responsibilities regarding the Thomson Reuters PLC Audited Consolidated Financial Statements
The directors are responsible for preparing the audited consolidated financial statements, the Directors’ Remuneration Report and the financial statements of Thomson Reuters PLC in accordance with applicable laws and regulations. Pursuant to applicable UK law and regulations, the financial statements for the Group have been prepared in accordance with IFRS  as adopted by the EU and applicable law. Further, the Company’s financial statements have been prepared in accordance with UK accounting standards and applicable law (UK GAAP). These financial statements are required by law to give a true and fair view of the state of affairs of the Group and the Company and of their respective income statements for the period.

In preparing the financial statements, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;
•	Make judgments and estimates that are reasonable and prudent;
•	For the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB;
•	For the Company financial statements, state whether applicable UK accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•
Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Company will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The directors confirm that the above requirements have been complied with in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and the Company, and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 1985 and, with regard to the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for the system of internal control for safeguarding the assets of the Group and the Company and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Thomson Reuters website and legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ statement pursuant to the Disclosure and Transparency Rules
Each of the directors, whose names and functions are listed on pages 111-112 of the 2008 Annual Report, confirm that, to the best of each person’s knowledge and belief:

•	The financial statements, prepared in accordance with IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and result of the Group and the Company; and
•
The directors’ report includes a fair review of the development and performance of the business and the position of the Group and the Company together with a description of the principal risks and uncertainties that they face.

By order of the board,

/s/ Vance K. Opperman
Vance K. Opperman
Director
April 18, 2009
Registered Office: The Thomson Reuters Building,
South Colonnade, Canary Wharf, London E14 5EP,
United Kingdom
Registered Company No. 6141013

THOMSON REUTERS PLC
DIRECTORS’ REMUNERATION REPORT

The following information set forth in Thomson Reuters management information circular dated March 26, 2009, which has been prepared in connection with its annual general meeting of shareholders to be held on May 13, 2009 (the “2009 Management Information Circular”), forms a part of this Remuneration Report:

Section	Pages
Compensation Discussion & Analysis	15-27
Termination Benefits	34-36
Director Compensation	37-41
Statement of Corporate Governance Practices	42-50

A copy of the 2009 Management Information Circular is available on www.thomsonreuters.com. The 2009 Management Information Circular serves as Thomson Reuters primary disclosure document for compensation information regarding our executive officers and directors. This Remuneration Report is required to be prepared under applicable UK law.

The following sections of this Remuneration Report constitute the “auditable part” for purposes of the Companies Act. All amounts are in U.S. dollars, unless otherwise stated.

Director Remuneration
The following table reflects compensation earned by Thomson Reuters PLC directors from April 17, 2008 through December 31, 2008. Mr. Glocer does not receive compensation for his service as a director.

(U.S. dollars)	2008						2007
Director	Salary/Fees	Bonus	Benefits (1)	Allowances	Compensation for Loss of Office	Total – 2008	Total – 2007
David Thomson	426,925	--	--	--	--	426,925	--
W. Geoffrey Beattie	211,667	--	--	--	--	211,667	--
Niall FitzGerald, KBE	567,781	--	2,588	--	--	570,369	--
Thomas H. Glocer	1,017,446	2,363,234	1,212,772	--	--	4,593,452	--
Mary Cirillo	105,907	--	--	--	--	105,907	--
Steven A. Denning	120,027	--	--	--	--	120,027	--
Lawton Fitt	105,907	--	--	--	--	105,907	--
Roger L. Martin	105,907	--	--	--	--	105,907	--
Sir Deryck Maughan	105,907	--	--	--	--	105,907	--
Ken Olisa	105,907	--	--	--	--	105,907	--
Richard L. Olver	105,907	--	--	--	--	105,907	--
Vance K. Opperman	120,027	--	--	--	--	120,027	--
John M. Thompson	105,907	--	--	--	--	105,907	--
Peter J. Thomson	105,907	--	--	--	--	105,907	--
John A. Tory	105,907	--	--	--	--	105,907	--
Total	3,417,036	2,363,234	1,215,360	--	--	6,995,630	--

(1) Non-cash benefits for Mr. FitzGerald included use of a car and driver. Non-cash benefits for Mr. Glocer included one-time housing and relocation expenses and related tax reimbursements paid pursuant to this employment agreement with Reuters, dividends on his outstanding restricted share units (RSUs), family travel, group life insurance and use of a car and driver.

Robert D. Daleo, Stephane Bello and Wayne Lee were directors of Thomson Reuters PLC until February 2008 prior to the closing of the acquisition of Reuters. Neither Mr. Daleo, Mr. Bello nor Mr. Lee received compensation for his services as a director in 2008 (2007 – nil).  No payments were made to former directors.

Stock Options
Mr. Glocer and Mr. Beattie are the only directors who have been granted stock options. All of Mr. Beattie’s stock options are 100% vested, but the exercise prices for all of his options were more than the market price of Thomson Reuters Corporation common shares as of December 31, 2008. The table below sets forth information regarding options granted to Mr. Glocer and Mr. Beattie that were outstanding as of December 31, 2008.

Director	Grant date	Number as of January 1, 2008 (or later date of appointment) (#)	Granted during period	Exercised during period	Expired during period	Number as of December 31, 2008 (#)	Exercise price		Earliest date exercisable	Expiration date
Thomas H. Glocer	May 7, 2008	--	303,210	--	--	303,210		$37.15	May 7, 2009	May 7, 2018
W. Geoffrey Beattie	May 18, 2000	100,000	--	--	--	100,000	$	C51.60	May 18, 2001	May 18, 2010
	December 13, 2001	50,000	--	--	--	50,000	$	C48.40	December 13, 2002	December 13, 2011
	December 11, 2002	50,000	--	--	--	50,000	$	C40.69	December 11, 2003	December 11, 2012
Total		200,000	--	--	--	200,000		--	--	--

The closing price of Thomson Reuters Corporation common shares on December 31, 2008 on the New York Stock Exchange (NYSE) was $29.15. During 2008, the high and low market prices for Thomson Reuters Corporation common shares on the NYSE were $41.16 and $19.30, respectively.

Additional information regarding stock options granted to Mr. Glocer is provided in the “Compensation Discussion and Analysis” section of the 2009 Management Information Circular.

Performance-Based Restricted Share Units (PRSUs)
Mr. Glocer is the only director who has been granted PRSUs. The table below sets forth information regarding PRSUs granted to him that were outstanding as of December 31, 2008.

Director	Grant date	Number as of January 1, 2008 (or later date of appointment)	Granted during period	Vested during period	Expired during period	Number as of December 31, 2008	Exercise price	Earliest date vesting	Expiration date
Thomas H. Glocer	May 7, 2008	--	55,596	--	--	55,596	--	March 1, 2011	March 1, 2011

Additional information regarding PRSUs granted to Mr. Glocer is provided in the “Compensation Discussion and Analysis” section of the 2009 Management Information Circular.

Time-Based Restricted Share Units (RSUs)
Mr. Glocer, Mr. Beattie and Mr. FitzGerald are the only directors who have been granted time-based RSUs. The table below sets forth information regarding RSUs granted to each of them that were outstanding as of December 31, 2008.

Director	Grant date	Number as of January 1, 2008 (or later date of appointment)	Granted during period	Vested during period	Expired during period	Number as of December 31, 2008	Exercise price	Earliest date vesting	Expiration date
Thomas H. Glocer	May 7, 2008	--	700,000	--	--	700,000	--	May 7, 2009	May 7, 2013
W. Geoffrey Beattie	February 22, 2008	--	102,680	--	--	102,680	--	February 22, 2011	February 22, 2011
Niall FitzGerald	November 13, 2008	--	28,974	--	--	28,974	--	October 1, 2009	October 1, 2010

Additional information regarding RSUs granted to Mr. Glocer is provided in the “Compensation Discussion and Analysis” section of the 2009 Management Information Circular. Additional information regarding RSUs granted to Mr. Beattie and Mr. FitzGerald is provided in the “Director Compensation” section of the 2009 Management Information Circular.

Pensions
Non-management directors do not receive any pension benefits from Thomson Reuters. Mr. Glocer’s pension and retirement benefits are described in the “Pension and Other Retirement Benefits” section of the 2009 Management Information Circular.

On behalf of the Board,

/s/ Vance K. Opperman

Vance K. Opperman
Director
April 18, 2009

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF THOMSON REUTERS PLC

We have audited the group financial statements of Thomson Reuters PLC and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2008 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognized Income and Expense and the related notes. The Group financial statements also include the Thomson Reuters Corporation consolidated financial statements on pages 62 to 108 of the Thomson Reuters 2008 Annual Report. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Thomson Reuters PLC (the “Company”) for the year ended December 31, 2008 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the “Audited Consolidated Financial Statements” and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities within the Directors’ Report.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose.  We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the Directors’ Report is consistent with the Group financial statements. The information given in the Directors’ Report includes that specific information that is cross referred in the Directors’ Report to the Thomson Reuters 2009 Management Information Circular and the 2008 Annual Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We have reviewed whether the Statement of Corporate Governance Practices set forth in the 2009 Management Information Circular reflects the Company’s compliance with the nine provisions of the 2006 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the audited consolidated financial statements and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors’ Report and the Directors’ Remuneration Report (excluding that part that is described as having been audited) of Thomson Reuters PLC and pages 1 to 59 and pages 109 to 140 of the 2008 Annual Report which consists of the “Business Review”, “Risk Factors”, “Management’s Discussion and Analysis”, “Senior Management and Directors”, “Additional Information” and “Five Years in Review” sections of the document and the 2009 Management Information Circular. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

•
the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at December 31, 2008 and of its profit and cash flows for the year then ended;

•	the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
•	the information given in the Directors’ Report is consistent with the Group financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
April 18, 2009

Thomson Reuters PLC

Consolidated Income Statement

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2008	2007 (Restated)
Continuing operations
Revenue (note 1)	7,982	2,868
Operating costs (note 2)	(8,679)	(3,682)
Other operating income (note 3)	664	49
Operating loss	(33)	(765)
Finance income (note 4)	130	229
Finance costs (note 4)	(872)	(300)
Profit (loss) on disposal of businesses	51	(1)
Share of post-tax income (losses) from associates and joint ventures1	36	(14)
Loss before tax	(688)	(851)
Taxation (note 5)	16	(78)
Loss from continuing operations	(672)	(929)
Discontinued operations
Profit from discontinued operations, net of tax (note 6)	7,007	1,373
Profit for the year	6,335	444
Attributable to:
Equity holders of Thomson Reuters PLC	3,637	444
Minority interest	2,698	-
Earnings per share (note 7)
Basic earnings per share:
From continuing operations	$(1.56)	$(0.75)
From discontinued operations	$9.01	$1.11
Basic earnings per share	$7.45	$0.36
Diluted earnings per share:
From continuing operations	$(1.56)	$(0.75)
From discontinued operations	$9.01	$1.11
Diluted earnings per share	$7.45	$0.36
The related notes form an integral part of these consolidated financial statements.

1Share of post-tax income (losses) from associates and joint ventures includes a tax charge of $ nil (December 2007: $ nil)

Dividends paid and proposed in the period were $392 million (December 2007: $ 294  million).

Thomson Reuters operates under a dual listed company (“DLC”) structure and has two parent companies, both of which are publicly listed — Thomson Reuters Corporation and Thomson Reuters PLC. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Standalone Thomson Reuters PLC consolidated financial information does not provide meaningful information for investors as it excludes the results of Thomson Reuters Corporation, and is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary. For information, earnings per share for the year ended December 31, 2008 included in the Thomson Reuters Corporation consolidated financial statements are set out below.

Earnings per share

From continuing and discontinued operations
Basic earnings per share	$1.82
Diluted earnings per share	$1.81

From continuing operations
Basic earnings per share	$1.82
Diluted earnings per share	$1.81

Thomson Reuters PLC

Consolidated Statement of Recognized Income and Expense

	Year ended December 31
(millions of U.S. dollars)	2008	2007 (Restated)
Profit for the year	6,335	444
Actuarial (losses) gains on defined benefit plans and other postemployment benefits	(491)	196
Exchange (losses) gains taken directly to reserves	(208)	40
Exchange differences taken to the income statement on disposal of assets	(109)	-
Exchange differences taken to income statement on settlement of loans	136	-
Fair value gains on available-for-sale financial assets	6	22
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(8)	(36)
Fair value (losses) gains on net investment hedges	(7)	8
Gains recycled on net investment hedges	(16)	-
Taxation on the items taken directly to or transferred from equity	167	(39)
Net (losses) gains recognized directly in equity	(530)	191
Total recognized income and expense for the year	5,805	635
Attributable to:
Equity holders of Thomson Reuters PLC	3,253	635
Minority interest	2,552	-
Effect of changes in accounting policy
Attributable to equity holders of Thomson Reuters PLC	-	39

The consolidated reconciliation of changes in equity is set out in note 10.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters operates under a dual listed company (“DLC”) structure and has two parent companies, both of which are publicly listed — Thomson Reuters Corporation and Thomson Reuters PLC. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Standalone Thomson Reuters PLC consolidated financial information does not provide meaningful information for investors as it excludes the results of Thomson Reuters Corporation, and is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

Thomson Reuters PLC

Consolidated Balance Sheet

	Year ended December 31
(millions of U.S. dollars)	2008	2007 (Restated)
Cash and cash equivalents (note 17)	360	499
Trade receivables and other current assets (note 16)	2,095	507
Amounts owed by entities under common control (note 14)	1,402	-
Inventories (note 15)	62	-
Taxes receivable	113	24
Other financial assets and derivatives (note 14)	94	58
Current assets	4,126	1,088
Intangible assets (note 11)	10,785	1,222
Property, plant and equipments (note 12)	1,188	846
Investments accounted for using the equity method (note 13):
Investments in joint ventures	25	42
Investments in associates	103	12
Deferred tax assets (note 23)	859	557
Other financial assets and derivatives (note 14)	136	123
Retirement benefit assets (note 22)	310	78
Non-current assets classified as held for sale (note 18)	-	28
Total assets	17,532	3,996
Payables, accruals and deferred income (note 19)	(2,981)	(1,377)
Amounts due to entities under common control (note 14)	(8,786)	-
Current tax liabilities (note 20)	(191)	(492)
Provisions for liabilities and charges (note 21)	(94)	(74)
Other financial liabilities and derivatives (note 14)	(51)	(581)
Current liabilities	(12,103)	(2,524)
Amounts due to entities under common control (note 14)	(6,740)	-
Provisions for liabilities and charges (note 21)	(1,075)	(203)
Other financial liabilities and derivatives (note 14)	(978)	(736)
Deferred tax liabilities (note 23)	(1,268)	(229)
Total liabilities	(22,164)	(3,692)
Net (liabilities) assets	(4,632)	304
Shareholders’ equity
Share capital (note 24)	89	1,073
Other reserves (note 25)	(3,406)	(3,358)
Retained earnings (note 10)	171	2,589
Total shareholders' (deficit) equity	(3,146)	304
Minority interest in equity	(1,486)	-
Total (deficit) equity	(4,632)	304
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters operates under a dual listed company (“DLC”) structure and has two parent companies, both of which are publicly listed — Thomson Reuters Corporation and Thomson Reuters PLC. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Standalone Thomson Reuters PLC consolidated financial information does not provide meaningful information for investors as it excludes the results of Thomson Reuters Corporation, and is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

The financial statements on pages 6-55 were approved by the Board of Directors on April 18, 2009.

/s/ Vance K. Opperman
Vance K. Opperman
Director

Thomson Reuters PLC

Consolidated Cash Flow Statement

	Year ended December 31
(millions of U.S. dollars)	2008	2007 (Restated)
Cash flows from operating activities — continuing operations
Cash generated from operations (note 26)	176	925
Interest received	120	128
Interest paid	(633)	(196)
Tax paid	(154)	(16)
Net cash flow provided by operating activities — continuing operations	(491)	841
Cash flows from investing activities — continuing operations
Acquisitions and disposals, net of cash acquired (note 27):
Acquisitions, transactions between entities under common control	1,903	-
Acquisitions, other	(267)	(64)
Disposals, net of cash disposed (note 27)	97	42
Capital expenditures	(341)	(176)
Proceeds from sale of property, plant and equipment	39	32
Purchases of intangible assets	(336)	(168)
Purchases of investments	(12)	(2)
Disposal of investments	16	-
Proceeds from closing of derivative contracts	48	4
Dividends received from investments	47	6
Net cash provided by (used in) investing activities — continuing operations	1,194	(326)
Cash flows from financing activities — continuing operations
Proceeds from the issuance of Reuters PLC shares	28	94
Repurchase of Reuters PLC shares and Thomson Reuters PLC shares	(1,010)	(348)
Amounts paid to Reuters PLC shareholders under scheme of arrangement	(8,467)	-
Net amounts paid to Reuters PLC option holders under scheme of arrangement	(5)	-
Increase (decrease) in short term investments	(1)	392
Decrease in borrowings (net of proceeds of related derivative contracts)	(407)	(134)
Decrease in borrowings with entities under common control	(736)	-
Equity dividends paid to shareholders	(392)	(294)
Net cash used in financing activities — continuing operations	(10,990)	(290)
Discontinued operations (note 26)
Net cash (used in) from operating activities	(201)	136
Net cash from (used in) investing activities	10,466	(88)
Net cash from (used in) financing activities	3	(2)
Net cash (used in) provided by discontinued operations (note 26)	10,268	46
Exchange (losses) gains on cash and cash equivalents	(103)	4
Net (decrease) increase in cash and cash equivalents	(122)	275
Cash and cash equivalents at the beginning of the period	481	206
Cash and cash equivalents at the end of the period (note 28)	359	481
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters operates under a dual listed company (“DLC”) structure and has two parent companies, both of which are publicly listed — Thomson Reuters Corporation and Thomson Reuters PLC. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Standalone Thomson Reuters PLC consolidated financial information does not provide meaningful information for investors as it excludes the results of Thomson Reuters Corporation, and is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

Thomson Reuters PLC

Notes to the financial statements

Group accounting policies

General Business Description

Thomson Reuters operates under a DLC structure and has two listed entities, Thomson Reuters Corporation and Thomson Reuters PLC (collectively, “Thomson Reuters”). Thomson Reuters Corporation is an Ontario, Canada corporation, and Thomson Reuters PLC is a public limited company registered in England and Wales. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies. Thomson Reuters Corporation common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and its Series II preference shares are listed on the TSX. Thomson Reuters PLC ordinary shares are admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. Thomson Reuters PLC American Depositary Shares (“ADSs”), each of which represents six ordinary shares, are listed on the Nasdaq Global Select Market. The boards of the two companies are comprised of the same individuals, as are the companies’ executive management.

Thomson Reuters PLC is a company incorporated in the United Kingdom. Prior to April 17, 2008, Thomson Reuters PLC was a wholly-owned subsidiary of The Thomson Corporation ("Thomson"). On January 31, 2008, Thomson Reuters PLC re-registered as a public company limited by shares with the name Thomson Reuters PLC (formerly registered as Thomson-Reuters Limited).

On April 17, 2008, in accordance with an agreement dated May 15, 2007 between Thomson, Reuters Group PLC (“Reuters”) and The Woodbridge Company Limited (“Woodbridge”), Thomson Reuters PLC successfully applied to the High Court of England and Wales (the "High Court") to be bound by a scheme of arrangement made pursuant to section 425 of the Companies Act 1985 (the "Scheme"). Pursuant to the Scheme, Thomson Reuters PLC acquired the entire issued share capital of Reuters for £1.9 billion ($3.8 billion) of shares in Thomson Reuters PLC and £4.3 billion ($8.5 billion) in cash. The cash element of the consideration was settled on May 1, 2008 by a subsidiary of Thomson Reuters PLC.

Basis of Preparation

These consolidated financial statements of Thomson Reuters PLC and its subsidiaries (collectively, the “Group”) have been prepared under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985, IFRS and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations as adopted by the EU.

These consolidated financial statements include the financial statements of Thomson Reuters PLC and its subsidiaries and the Group’s share of the post-acquisition results of associates and joint ventures and do not include the consolidated results of Thomson Reuters Corporation.  Within the DLC structure through which Thomson Reuters Corporation and Thomson Reuters PLC operate, the most appropriate presentation of Thomson Reuters results and financial position is considered to be the Canadian GAAP consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.  On March 30, 2009, Thomson Reuters publicly released its 2008 Annual Report, which included those financial statements along with a related management's discussion and analysis.

In accordance with the requirements of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Thomson Reuters considered it appropriate to account for the Scheme using principles similar to those used under merger accounting. Under this method of accounting, the results of Thomson Reuters PLC and the consolidated results of Reuters are presented as if Thomson Reuters PLC were a continuation of Reuters. Share capital prior to the Scheme is that of Reuters. After the Scheme, share capital is that of Thomson Reuters PLC. The fair value of the equity issued by Thomson Reuters PLC to effect the Scheme in excess of the book value of the share capital and capital redemption reserve of Reuters has been recorded to an other reserve within shareholders’ equity. Cash paid to former Reuters shareholders has been treated as a distribution and recorded to retained earnings. The inclusion of Thomson Reuters PLC within Reuters consolidated results had no material impact on results prior to the Scheme.

Subsequent to the formation of the DLC, a reorganization took place and certain subsidiaries of Thomson Reuters Corporation were acquired by Thomson Reuters PLC. As this transaction was outside the scope of IFRS 3, Business Combinations, Thomson Reuters believes that the acquisition of entities controlled by Thomson Reuters Corporation is most appropriately accounted for using principles similar to those used under the Scheme prospectively from the date of the transaction. Assets and liabilities of the acquired entities have been taken on at their predecessor book values and adjusted only to align accounting policies. Consideration paid in excess of predecessor book values of the net assets acquired has been taken to an other reserve within shareholders’ equity. Consideration for the acquired entities included equity issued by TR Holdings Limited and TR (2008) Limited (subsidiaries of Thomson Reuters PLC), as well as preference shares of Reuters Group Limited, a subsidiary of Thomson Reuters PLC. These transactions resulted in 36.7% of TR (2008) Limited and 4.7% of TR Holdings Limited being owned by other entities under the common control of Thomson Reuters Corporation. References to “entities under common control” are to those controlled by Thomson Reuters Corporation.

As at December 31, 2008, Thomson Reuters PLC's consolidated net liabilities amounted to $4,632 million (December 31, 2007: net assets of $304 million), which included net liabilities of $14,124 million for amounts due to entities under common control. Due to the cross-guarantees of contractual obligations between Thomson Reuters PLC and Thomson Reuters Corporation, the directors believe it is appropriate to prepare consolidated accounts for Thomson Reuters PLC on a going concern basis.

The preparation of financial statements in conformity with IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amounts of revenue and expenses during the reported period, the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.  Further details regarding areas requiring significant assumptions and estimates are provided in the relevant notes to the financial statements.  The areas which require a higher degree of judgment include impairments, intangible assets, defined benefit pension plans, share-based payments, provisions and taxation.

Accounting Policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to 2008 and 2007, except as stated.  References to “$” and “£” represent US dollars and British pound sterling, respectively.

Presentational currency
These financial statements are presented in US dollars as it is the presentational currency of Thomson Reuters and the functional currency of Thomson Reuters PLC following the reorganization of entities comprising Thomson Reuters Corporation and Thomson Reuters PLC. Comparative information, previously presented in British pounds sterling, has been restated.  The presentation currency of the Group has been changed from £ to $.

Changes to Estimates of Useful Economic Lives
The directors have reassessed the useful economic lives ("UELs") of the following property, plant and equipment categories and have amended them prospectively as follows:

	New UEL	Old UEL
Freehold buildings	40 years	50 years
Building improvements	10 years	15 years

Changes to previously reported December 31, 2007 results — property, plant and equipment
On January 1, 2008, Thomson Reuters PLC revised its threshold at which items of expenditure qualify for capitalization. Previously, all items of expenditure below $2,000 were charged to the income statement in the period in which they were incurred. Following this change in policy, this threshold is now $1,000. This change in policy has been applied retrospectively and prior periods have been restated. The effect of this change in policy at January 1, 2007 increased net assets by $39 million and reduced profit for the year ended December 31, 2007 by $5 million. The impact on profit for the year ended December 31, 2008 in respect of the additional depreciation charge was a reduction of $8 million. The useful economic life of these capitalized items is three to ten years.

Changes to previously reported December 31, 2007 results — discontinued operations
Discontinued operations are either a separate major line of business or geographical area of operations that have been sold or are part of a single coordinated plan for disposal. Once an operation has been identified as discontinued, or is reclassified as continuing, the comparative information is restated to reflect the disclosure on a consistent basis. As discussed in note 6, comparatives have been adjusted to reflect the reorganization of Thomson Reuters Corporation and Thomson Reuters PLC.

Basis of Consolidation
Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and de-consolidated from the date on which control ceases.

Except for entities under common control, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

All intra-group transactions are eliminated as part of the consolidation process. In preparing the Group financial statements, accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Subsequent to the formation of the DLC, a reorganization took place and certain subsidiaries of Thomson Reuters PLC were acquired by Thomson Reuters Corporation.  Entities transferred from Thomson Reuters PLC to Thomson Reuters Corporation were reflected as discontinued operations. Net gains and losses related to transactions between the continuing operations and the discontinued operations are presented on a net basis within continuing operations. Taxation on these transactions is presented within the results of the operation in which it arises.

Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are all entities over which the Group has joint control with one or more other entities outside the Group. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognized at cost. The Group’s investment in associates and joint ventures includes goodwill and intangibles identified on acquisition, plus the Group’s share of post-acquisition reserves.

The Group’s share of post-acquisition profits or losses is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. When the Group’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest. For Group reporting purposes, the results of associates and joint ventures have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Foreign Currency
Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).  Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement, except where deferred in equity as qualifying cash flow and net investment hedges.  Exchange differences on non-monetary items, such as available-for-sale financial assets, are included in shareholders’ equity.

The results and financial position of all Group companies that have a functional currency other than US dollars are translated as follows:

•
income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction date, in which case income and expenses are translated at the date of the transaction);

•	assets and liabilities are translated at the closing exchange rate at the date of the balance sheet; and
•	all resulting exchange differences are recognized as a separate component of shareholders’ equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and from borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Revenue Recognition
Revenues are derived from sales to third party customers of products and services applicable to the year.  Revenue is shown net of VAT, credits and discounts after eliminating sales within the Group.

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

License fees are generally recognized ratably on a straight-line basis over the license period when there is an ongoing obligation over the license period. Alternatively, if there is neither an associated license period nor significant future obligations, revenues are recognized upon delivery.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.

Other operating income
Other income includes certain operating gains and losses as well as net income from entities under common control. Dividend revenue is recognized when the Group’s right to receive payment is established.

Dividend distribution
Dividend distributions are recognized as a liability in the period in which the dividends are approved by Thomson Reuters shareholders.

Employee Future Benefits
The Group operates defined contribution and defined benefit pension plans and provides post-retirement medical benefits.

Payments to defined contribution pension plans are charged as an expense to the income statement as incurred, when the related employee service is rendered. The Group has no further legal or constructive payment obligations once the contributions have been made.

A defined benefit plan is a pension plan that is not a defined contribution plan.  For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The asset or liability recognized in the balance sheet, in respect of defined benefit plans, is the fair value of the net defined benefit obligation at the balance sheet date. Pension plan surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is based on the extent to which the Group can unilaterally reduce future contributions to the plan. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.

All actuarial gains and losses which arise in calculating the present value of the defined benefit obligation, and the fair value of plan assets, are recognized immediately in the statement of recognized income and expense.

Post-retirement medical benefits are provided to certain employees of some Group companies. The expected costs are determined using an accounting methodology similar to that for defined benefit pension plans.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash in hand, on demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories and contract work in progress
Inventories and contract work in progress are valued at the lower of cost and net realizable value less progress payments received.

Property, plant and equipment
Property, plant and equipment are recorded at historical cost less depreciation includes expenditure directly attributable to the acquisition of the items.  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to the Group and the cost of the item can reliably measured.  Depreciation is calculated on a straight-line basis to allocate their cost to their residual values over their estimated useful lives as follows:

Computer systems equipment: 3–10 years

Property and property improvements: 5–40 years

Office equipment and motor vehicles: 3–10 years

The assets residual values are reviewed at each balance sheet date.

Identifiable Intangible Assets and Goodwill
Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. Goodwill is not subject to amortization and is tested annually for impairment.

Internally generated assets

Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalized as an intangible asset and amortized over the useful economic life.  Capitalization commences from the point at which the technical feasibility and commercial viability of the product or capability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product or capability once completed.  Capitalization ceases when the product or capability is ready for use.

Expenditure on research activities, and on development activities that do not meet the above criteria, is charged to the income statement as incurred.

Impairment of non-financial assets

All other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  In addition, intangible assets under development and not yet ready for use are reviewed for impairment annually. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest level for which separately identifiable cash flows exist (cash generating units, ‘CGUs’).  Where assets are do not generate independent cash flows and their carrying amount value cannot be attributed to a particular  CGU, CGUs are grouped together at the level at which these assets reside, and the carrying amount at this group of CGUs is compared to the recoverable amount of that particular group.

Taxation
The tax expense for the year comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

The current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, and is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognized if the temporary differences arise from goodwill that is not deductible for tax purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Financial Assets
Classification

Thomson Reuters classifies its financial assets in the following categories:

•	financial assets at fair value through profit and loss;
•	loans and receivables;
•	available-for-sale financial assets.

The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit and loss

This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets and initially recognized at fair value on the trade date and subsequently remeasured at each reporting date. Transaction costs directly attributable to the acquisition of the asset are recognized immediately in the income statement.  Interest or dividend income is recognized separately from the net gain or loss on the asset. Realized and unrealized gains and losses are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Assets in this category are initially recognized on the trade date at fair value plus transaction costs and subsequently measured at amortized cost, using the effective interest method. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Available-for-sale financial assets

The Group has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognized on the trade date at fair value plus transaction costs and subsequently remeasured at each reporting date. Unrealized gains and losses arising from changes in fair value are recognized in the statement of recognized income and expense.

Impairment and derecognition

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets, is impaired. On impairment, the cumulative loss recognized in equity is removed from equity and recognized in the income statement. On disposal of the asset, gains or losses recognized in equity are removed from equity and recognized in the income statement.

Derivative financial instruments and hedging
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:

•	hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges);
•	hedges of highly probable forecast transactions (cash flow hedges); or
•	hedges of net investments in foreign operations (net investment hedges).

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recognized in the income statement.

Net investment hedges

Derivatives and foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion of the hedge is recognized immediately in the income statement within operating costs. Any gain or loss on foreign currency borrowings used as a hedge is recognized in equity, subject to effectiveness.

Gains and losses accumulated in equity are recognized in the income statement on disposal or impairment of the foreign operation.

Embedded derivatives

Embedded derivatives arise in certain revenue and purchase contracts where the currency of the contract is different from the functional currencies of the parties involved. Such derivatives are separated from the host contracts when their economic characteristics and risks are not closely related to those of the host contract. The derivatives are measured at fair value at each balance sheet date using forward exchange market rates. Changes in the fair value are recognized in the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges under the Group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

Financial guarantees
Financial guarantees are non-derivative financial liabilities which are recognized initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and the amount initially recognized.

Fair value estimation
The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques.

Embedded derivatives arise in revenue and supplier contracts where the currency of the contract is different from the functional currencies of the parties involved.  The derivatives are separated from the host contracts and valued using quoted forward market rates.

Trade receivables
Trade receivables do not carry interest and are initially measured at their fair value, as reduced by appropriate allowances for estimated irrecoverable amounts, and subsequently measured at amortized cost.  A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement. When a trade receivable is uncollectible it is written off against the provision.

Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions
Provisions, other than in respect of pension and post-retirement benefits, are recognized when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of restructuring programs.

Leasing
Assets under leasing contracts are classified as finance or operating leases at the inception of the lease or when changes are made to existing contracts.

Assets classified as finance leases are recognized as assets of the Group at the present value of the minimum lease payments determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease rentals are recognized in the income statement on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognized over the full period of the lease.

Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost, adjusted for fair value movements in respect of related fair value hedges.  Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Borrowing costs on qualifying assets are expensed as incurred and not capitalized as part of the cost of the asset.

Stock-Based Compensation Plans
Thomson Reuters makes equity-settled and cash-settled share-based payments to its employees, including those in the Group. Equity-settled share-based awards granted after November 7, 2002 but not vested by January 1, 2005 are measured at fair value at the date of grant using an options pricing methodology and expensed over the vesting period of the award. At each balance sheet date, the Group reviews its estimate of the number of options that are expected to vest and recognizes the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

Cash-settled share-based payments are accrued over the vesting period of the award. Compensation expense is measured based on the fair value of the award at the end of each reporting period using the Black-Scholes option pricing model to calculate an estimate of fair value.

When share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.

Thomson Reuters maintains an employee stock purchase plan whereby eligible employees can purchase shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The amount of the discount is expensed as incurred.

Segment Reporting
Thomson Reuters PLC has adopted IFRS 8, Operating Segments, in these financial statements.  This new standard uses a management approach under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

The Directors of Thomson Reuters do not believe it is appropriate to present segmental information for Thomson Reuters PLC in these or subsequent financial statements because Thomson Reuters operates as a unified group under the DLC structure and therefore the CODM does not receive or review segmental information at a Thomson Reuters PLC level. As such, the relevant information and segmentation of the Thomson Reuters business is set forth in the financial statements of Thomson Reuters Corporation, which were publicly released on March 30, 2009. These financial statements consolidate the results and net assets of Thomson Reuters PLC as a subsidiary.

New standards, amendments and interpretations effective in 2008
The following interpretations and amendments were effective in 2008 and did not have a material impact on the results of the Group:

IFRIC 14	IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction.
Addresses when refunds or reductions in future contributions should be regarded as available in accordance with IAS 19, how a minimum funding requirement might affect the availability of reductions in future contributions and when a minimum funding requirement might give rise to a liability.

IAS 39 and IFRS 7	Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures	Permits an entity to reclassify non-derivative financial assets, with certain exceptions, out of the fair value through profit or loss category in particular circumstances.

Standards, interpretations and amendments to issued standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2009 or later periods but which have not yet been adopted by the EU or which the Group has chosen not to adopt early. Management is assessing the impact of these pronouncements on the Group’s results and financial position.

Improvements to IFRS
The IASB’s Improvements to IFRS contain 24 amendments that result in accounting changes for presentation, recognition or measurement purposes.  The effective dates and transitional requirements are set out on a standard by standard basis.

The most significant features of the IASB’s annual improvements project published in May 2008 are included under the specific revisions to standards discussed below. In addition there are a number of minor amendments to IFRS 7, Financial instruments: disclosures, IAS 8, Accounting policies, changes in accounting estimate and errors, IAS 10, Events after the reporting period, IAS 18, Revenue, and IAS 34, Interim financial reporting.

IFRS 2	Amendment to IFRS 2, Share-Based Payment
Amends the definition of vesting conditions in IFRS 2 to clarify that vesting conditions are limited to service conditions and performance conditions only.  Conditions other than service or performance conditions are considered non-vesting conditions.

IFRS 3	Revision to IFRS 3, Business Combinations
Continues to apply the acquisition method to business combinations, with several significant changes such as recording payments to purchase a business at fair value at the acquisition date and subsequently re-measuring contingent payments classified as debt through the income statement.

IFRS 5	Amendment to IFRS 5, Non current assets held for sale and discontinued operations
Clarifies that all of a subsidiaries assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. IFRS 1, First time adoption of IFRS, is consequently amended.

IAS 1	Amendment to IAS 1, Presentation of financial statements
Two amendments have taken place. The first requires presentation of either a statement of comprehensive income or an income statement accompanied by a statement of other comprehensive income. The second clarifies that some rather than all financial assets and liabilities classified as held for trading are examples of current assets and liabilities respectively.

IAS 19	Amendment to IAS 19, Employee benefits
Clarifies the treatments for plan amendment s, amends the definition of return on plan assets, clarifies the distinction between short and long term employee benefits and amends the treatment of contingent liabilities so as to be consistent with IAS 37, Provisions, Liabilities and charges.

IAS 23	Amendment to IAS 23, Borrowing costs
Two amendments have taken place. The first removes the option of immediately recognizing borrowing costs as an expense that is directly attributable to the acquisition, construction or production of a qualifying asset.  The second amends the definition of borrowing costs so that interest expense is calculated using the effective interest method defined in IAS 39, Financial instruments: recognition and measurement.

IFRS 1 and IAS 27	Amendments to IFRS 1– First time adoption of IFRS and IAS 27, Consolidated and separate financial statements	Requires dividends to be presented as income in the separate financial statements of the investor.
IAS 32 and IAS 1	Amendment to IAS 32, Financial instruments: presentation and IAS 1, Presentation of financial statements – puttable financial instruments and obligations arising on liquidation	Requires entities to classify puttable financial instruments as equity, provided the financial instruments have particular features and meet specific conditions.
IAS 31	Amendment to IAS 32, Interests in joint ventures
States that where an investment in a joint venture is accounted for in accordance with IAS 39, only certain rather than all disclosure requirements in IAS 31 need to be made in addition to disclosures required by IAS 32 and IFRS 7.

IAS 27	Revision to IAS 27, Consolidated and separate financial statements
Requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses.

IAS 28 and IAS 32	Amendment to IAS 28, Investments in associates, IAS 32, Financial instruments presentation and IFRS 7, Financial instruments disclosures
Requires that an investment in an associate is treated as a specific asset for the purposes of impairment testing and that any impairment loss is not allocated to specific assets within the investment. Also states that reversals of impairments should be recorded as adjustments to the investment balance.

IAS 36	Amendment to IAS 36, Impairment of assets	Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value in use calculations should be made.
IAS 38	Amendment to IAS 38, Intangible assets
Two amendments have taken place. The first states that a prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The amendment deletes the working that state that there is rarely, if ever, support for use of a method that results in a lower rate of amortization than the straight line method.

IAS 39	Amendment to IAS 39, Financial instruments: recognition and measurement
Amends the definition of financial assets and liabilities at fair value through profit and loss, amends the guidance on designation and documenting hedges, clarifies that a revised interest rate should be used when re-measuring the carrying amount of a debt instrument on cessation of fair value hedge accounting and clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument.

IFRIC 13	Customer loyalty programs	Requires an entity to separate sales revenue into revenue for sale of the goods or services and revenue for sale of the loyalty points.
IFRIC 16	Amendment to IFRIC 16, Hedges of a net investment in a foreign operation	Clarifies the accounting treatment in respect of net investment hedging.

01 Segmental analysis

Because Thomson Reuters operates as a unified group under the DLC structure, information that management receives and makes decisions on is reflected in the consolidated financial statements of Thomson Reuters Corporation, prepared in accordance with Canadian GAAP.  Therefore separate information for the Group has not been disclosed and the segmental analysis presented below represents that of Thomson Reuters reconciled to the Group.

Thomson Reuters is the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through its global operations, Thomson Reuters delivers this must-have insight to the financial, legal, tax and accounting, healthcare, science and media markets, powered by the world's most trusted news organization.

Effective April 17, 2008, upon closing the Reuters acquisition, Thomson Reuters organized itself into two divisions: Markets, which consists of its financial businesses; and Professional, which during 2008 consisted of the Legal, Tax & Accounting, Scientific and Healthcare segments.

The reportable segments of Thomson Reuters in 2008 were strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by Thomson Reuters Corporation.

Markets
Providing trading, investment management and enterprise automation solutions, decision support tools, financial market data and news services. Markets serves financial services professionals in various markets such as fixed income, foreign exchange, equities, commodities and energy as well as professionals in corporate, institutional, investments banking, and retail wealth management and the world’s media organizations.

Legal
Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Tax & Accounting
Providing integrated information and workflow solutions for tax and accounting professionals.

Scientific
Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare
Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Thomson Reuters Reportable Segments – 2008

(millions of U.S. dollars)	Revenue	Depreciation	Segment operating profit	Additions to capital assets 1 and goodwill	Total assets
Markets	6,210	484	1,104	22,060	23,844

Legal	3,531	235	1,135	356	6,481
Tax & Accounting	861	30	219	296	1,684
Scientific	646	36	176	40	1,258
Healthcare	468	25	85	37	755
Professional	5,506	326	1,615	729	10,178
Segment totals	11,716	810	2,719	22,789	34,022
Corporate and Other 2	-	21	(543)	54	1,992
Eliminations	(9)	-	-	-	-
Continuing operations	11,707	831	2,176	22,843	36,014
Discontinued operations					6
Total					36,020
Reconciliation to Thomson Reuters PLC results:
Thomson Reuters Corporation results, as presented above	11,707	831	2,176	22,843	36,020
Differences to Thomson Reuters Corporation results 3	(3,725)	(532)	(2,209)	(10,819)	(18,488)
Thomson Reuters PLC results	7,982	299	(33)	12,024	17,532

Geographic Information – 2008

(by country of origin) (millions of U.S. dollars)	Revenue	Capital assets 1 and goodwill	Total assets
Americas (North America, Latin America, South America)	7,390	17,506	20,696
EMEA (Europe, Middle East and Africa)	3,308	10,794	12,479
Asia Pacific	1,009	2,497	2,845
Total	11,707	30,797	36,020
Reconciliation to Thomson Reuters PLC results:
Thomson Reuters Corporation results, as presented above	11,707	30,797	36,020
Differences to Thomson Reuters Corporation results 3	(3,725)	(18,824)	(18,488)
Thomson Reuters PLC results	7,982	11,973	17,532
1	Capital assets include property, plant and equipment as well as identifiable intangible assets.

2
Corporate and other includes corporate costs, costs associated with stock-based compensation plans, expenses for integration and synergy programs, certain Reuters transaction costs and certain fair value currency related adjustments.

3
Difference is due to: Thomson Reuters Corporation results being reported under Canadian GAAP, whereas Thomson Reuters PLC results are reported under IFRS; the inclusion of entities in Thomson Reuters Corporation, which are not consolidated in Thomson Reuters PLC (some of which are reflected as discontinued operations for Thomson Reuters PLC); and the impact of acquisition accounting in Thomson Reuters Corporation financial statements for assets and liabilities acquired via the business combination with Reuters.

Further information analyzing revenue by type is provided in the “Management’s Discussion and Analysis” section of the 2008 Annual Report (pages 18 to 59).

On January 1, 2009, the Professional division was realigned into three segments: Legal, Tax & Accounting and Healthcare and Science. The Tax & Accounting segment now includes certain international businesses previously reported in the Legal segment.  Further, an Intellectual Property business that combines all of Thomson Reuters capabilities related to patents, trademarks and standards is now managed within the Legal segment.  The Healthcare and Science segment manages the current Healthcare businesses as well as the operations of the Scientific segment which serve the pharmaceutical, academic and government markets.  Segment reporting will reflect this new organizational structure beginning with the three month period ended March 31, 2009.

Thomson Reuters discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. Thomson Reuters uses segment operating profit to measure the operating performance of its segments. Segment operating profit is defined as operating profit before amortization of identifiable intangible assets and asset impairment charges. Management uses this measure because amortization of identifiable intangible assets and asset impairment charges are not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. Thomson Reuters definition of segment operating profit may not be comparable to that of other companies.

Thomson Reuters PLC segmental information for the year ended December 31, 2007
Thomson Reuters PLC segmental information for the year ended December 31, 2007 was not restated for the segmental impact of discontinued operations or to align the reportable segments presented for 2008 above, as the information is not available and the cost of obtaining it would have been excessive.

	Year ended December 31, 2007
(millions of U.S. dollars)	Sales & Trading	Research & Asset Management	Enterprise	Media	Total
Revenue	3,239	727	902	344	5,212
Operating costs	(2,884)	(680)	(743)	(321)	(4,628)
Other operating income	50	9	13	6	78
Divisional operating profit1	405	56	172	29	662
Thomson deal-related costs					(90)
Operating profit					572
Finance income					233
Finance costs					(300)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					41
Share of post-taxation losses from associates and joint ventures					(12)
Profit before taxation					534
Taxation					(111)
Profit after taxation					423
Profit on disposal					21
Profit for the year (continuing and discontinued operations)					444
1	Divisional operating profit is operating profit less costs related to Thomson's acquisition of Reuters.

02 Operating costs

	Year ended December 31
(millions of U.S. dollars)	2008	2007 (restated)
Costs by nature
Salaries, commission and allowances	3,103	1,070
Social security costs	150	87
Share-based payments (see note 30)	125	55
Pension costs (see note 22)	129	69
Total staff costs1	3,507	1,281
Goods and services2	2,634	827
Depreciation	299	161
Data	554	604
Communications	315	486
Space	178	203
Amortization of intangibles	437	90
Impairments of intangible assets and investments	64	13
Losses on derivative financial instruments	177	15
Losses on ineffective portion of net investment hedges	-	2
Foreign exchange losses	514	-
Total operating costs	8,679	3,682
Operating costs include:
Research and development expenditure	172	154
Operating lease expenditure:
Hire of equipment	18	15
Other, principally property	177	107
Advertising	80	24
1	Total staff costs in respect of discontinued operations for the year ended December 31, 2008 were $ 222 million (2007: $541 million)

2	Goods and services include equipment hire and bought-in goods and services, including consultancy and contractors, advertising and publicity and professional fees.

An analysis of fees payable by the Group to Thomson Reuters auditors is set out below:

	Year ended December 31
(millions of U.S. dollars)	2008	2007
Fees payable to Thomson Reuters auditor for the audit of Thomson Reuters annual accounts	1.6	5.0
Fees payable to Thomson Reuters auditor and its associates for other services:
The audit of Thomson Reuters subsidiaries, pursuant to legislation	16.7	3.8
Other services pursuant to legislation	1.1	6.8
Tax services	8.9	1.4
All other services	3.0	0.6
Total fees payable	31.3	17.6
United Kingdom	6.3	14.6
Overseas	25.0	3.0

The fees stated above, payable by the Group, relate to the audit and other services provided to both Thomson Reuters Corporation and Thomson Reuters PLC. See the 2008 Annual Report for a full consideration of the fees paid to PricewaterhouseCoopers LLP.

Thomson Reuters has access to a broad range of external advice, including from PricewaterhouseCoopers LLP. Where appropriate, work is put out to competitive tender. The Audit Committee of the Board of Directors monitors the relationship with PricewaterhouseCoopers LLP, including the level of non-audit fees.

Fees paid to PricewaterhouseCoopers LLP for the audit of Thomson Reuters pension plans totaled $0.3 million (2007: $0.4 million).

03 Other operating income

	Year ended December 31
(millions of U.S. dollars)	2008	2007 (restated)

Gains on derivative financial instruments	98	4
Investment income	-	2
Net foreign exchange gains	-	10
Profit on disposal of property, plant and equipment	33	10
Other income	-	23
Transactions with entities under common control	533	-
Total other operating income	664	49

04 Finance income and finance costs

	Year ended December 31
(millions of U.S. dollars)	2008	2007 (Restated)
Interest receivable from:
Cash and cash equivalents	16	-
Loans and receivables - unlisted investments	2	30
Derivative financial instruments - hedging instruments	64	98
Fair value gains on financial instruments:
Derivative financial instruments - fair value hedges	-	94
Foreign exchange retranslation of borrowings	44	7
Amounts earned from entities under common control	4	-
Total finance income	130	229
Interest payable on:
Financial liabilities measured at amortized cost - bank loans and overdrafts	(6)	(3)
Financial liabilities measured at amortized cost - other borrowings	(54)	(74)
Derivative financial instruments - hedging instruments	(57)	(120)
Fair value losses on financial instruments	(57)	-
Fair value adjustment to borrowings relating to interest rate risk	(6)	-
Foreign exchange retranslation of borrowings	-	(101)
Unwinding of discounts	-	(2)
Interest payable to entities under common control	(692)	-
Total finance costs	(872)	(300)

05 Taxation

Analysis of charge (benefit) for the period

	Year ended December 31
(millions of U.S. dollars)	2008	2007 (restated)
Current taxation:
Continuing operations	(127)	100
Discontinued operations	(20)	53
	(147)	153
Deferred taxation (see note 23):
Continuing operations	111	(22)
Discontinued operations	30	(20)
	141	(42)
Total taxation
Continuing operations	(16)	78
Discontinued operations	10	33
	(6)	111

Tax on items recognized in equity

	Year ended December 31
		2008		2007 (Restated)
(millions of U.S. dollars)	Continuing	Discontinued	Continuing	Discontinued
Tax credit on hedged gains/losses	(3)	-	(4)	-
Deferred tax charge (credit) on actuarial losses on defined benefit plans	(160)	(4)	41	-
Deferred tax charge (credit) on stock options	26	-	(8)	-
Current tax charge on revaluations and fair value movements	-	-	2	-
Factors affecting tax charge for the year

The tax assessed for the period is lower than the standard rate of corporation tax in the United Kingdom of 28%. The differences are explained below:

	Year ended December 31
(millions of U.S. dollars)	2008	2007
Loss before tax	(688)	(851)
Loss before tax multiplied by standard rate of corporation tax in the UK of 28% (2007: 30%)	(193)	(255)
Effects of:
Non-tax deductible amortization and impairment of intangibles	-	-
Expenses not deductible for tax purposes	273	16
Transactions with affiliates not deductible in continuing operations	105	302
Adjustments in respect of prior years	(306)	(26)
Effects of changes in tax rates on deferred taxes	(3)	12
Other differences	108	29
Total taxation for continuing operations	(16)	78

Other differences are primarily due to overseas profits taxed at rates different to those in the UK, and the geographical mix of profits in the Group.

Adjustments in respect of prior periods relate to settlement of audits in respect of prior periods, and releases of tax provisions relating to certain issues in prior years that management now believe will be settled without liability.

The tax charge for the year includes a credit of $41 million in respect of UK tax (2007: charge of $40 million).

06 Discontinued operations

The “Profit for the year from discontinued operations” line within the income statement comprises the post-tax profit or loss of discontinued operations and the post-tax profit or loss on their disposal.

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2008	2007
Profits after tax of subsidiaries	427	1,351
Profit on disposal of subsidiaries	6,580	22
Profit for the year from discontinued operations	7,007	1,373
Basic earnings per ordinary share for discontinued operations	$9.01	$1.11
Diluted earnings per ordinary share for discontinued operations	$9.01	$1.11

Basic and diluted earnings per share are calculated using the weighted average number of ordinary shares as disclosed in note 7.

Discontinued operations in 2008
Europe, Middle East and Africa ("EMEA") (excluding the UK) and Asia operations

Following the closing of the acquisition on April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC undertook a reorganization of their businesses. Under this reorganization, Thomson Reuters PLC sold most of its EMEA and Asian businesses to Thomson Reuters Corporation for consideration of $10,688 million in cash resulting in a pre-tax gain of $6,580 million. The attributable tax was $nil.

Results of discontinued operations

	Year ended December 31
(millions of U.S. dollars)	2008	2007
Revenue	806	2,344
Operating costs	(372)	(1,037)
Other operating income	-	30
Operating profit	434	1,337
Finance income	2	4
Profit on disposal of associates, joint ventures & available-for-sale financial assets	-	42
Share of post-tax income from associates and joint ventures	1	2
Profit before taxation	437	1,385
Tax on profit from ordinary activities	(10)	(33)
Profit after tax	427	1,352
Profit on disposal of subsidiaries	6,580	21
Profit from discontinued operations	7,007	1,373

07 Earnings per ordinary share

Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the buyback program and held as treasury shares. At December 31, 2008, there were no Reuters Employee Share Ownership Trust shares or treasury shares.

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options. At December 31, 2008, there were no outstanding share options.

	Year ended December 31
(millions of U.S. dollars, except for share and per share amounts)	2008	2007
Earnings per ordinary share
Weighted average number in millions
Ordinary shares in issue	569	1,479
Non-vested shares held by Employee Share Ownership Trusts	(8)	(28)
Shares repurchased	(73)	(212)
Basic earnings per share denominator	488	1,239
Issuable under employee share schemes	1	25
Diluted earnings per share denominator	489	1,264

Earnings per share from continuing and discontinued operations
Profit attributable to equity holders	3,637	444
Basic earnings per share	$7.45	$0.36
Diluted earnings per share	$7.45	$0.36

Earnings per share from continuing operations
Loss attributable to equity holders	(759)	(929)
Basic earnings per share	$(1.56)	$(0.75)
Diluted earnings per share	$(1.56)	$(0.75)

Basic and diluted earnings per share for discontinued operations are disclosed in note 6.

08 Remuneration of directors

The auditable parts of the Directors’ Remuneration Report on pages 3-4 includes details of directors’ emoluments, pension arrangements, long-term incentive plans and share option plans, details of which form part of these financial statements.

Details of senior management remuneration are provided in note 31.

09 Employee information

The average number of employees of the Group during the year was as follows:

	Year ended December 31
By function:	2008	(Restated) 2007
Corporate	2,196	-
Markets	12,257	11,578
Professional	19,255	-
	33,708	11,578

10 Consolidated reconciliation of changes in equity

	Attributable to equity holders of the parent
(millions of U.S. dollars)	Share capital	Other reserves	Retained earnings	Minority interest	Total equity
Balance at January 1, 2007 (as previously stated)	987	(3,414)	2,769	-	342
Accounting policy adjustment	-	-	39	-	39
Balance at January 1, 2007 (restated)	987	(3,414)	2,808	-	381
Total recognized income and expense (restated)	-	36	599	-	635
Employee share plans	-	-	60	-	60
Tax on employee share plans	-	-	8	-	8
Repurchases of shares	-	-	(580)	-	(580)
Shares allotted during the period	106	-	(12)	-	94
Shares cancelled during the period	(20)	20	-	-	-
Dividends paid	-	-	(294)	-	(294)
Balance at December 31, 2007	1,073	(3,358)	2,589	-	304
Total recognized income and expense	-	(179)	3,432	2,552	5,805
Shares issued prior to the scheme of arrangement	28	-	-	-	28
Cancellation of share capital	(22)	22	-	-	-
Share incentive scheme charges	-	-	120	26	146
Capital reorganization under the scheme of arrangement	2,764	(2,764)	-	-	-
Distribution to shareholders under the scheme of arrangement	-	-	(8,467)	-	(8,467)
Capital reduction	(3,747)	-	3,747	-	-
Net assets acquired from entities under common control	-	2,689	-	(4,038)	(1,349)
Tax on employee share plans	-	-	(16)	(10)	(26)
Repurchases of shares	-	-	(676)	-	(676)
Shares issued after the scheme of arrangement	2	175	(182)	-	(5)
Shares cancelled after the scheme of arrangement	(9)	9	-	-	-
Dividends1	-	-	(376)	(16)	(392)
Balance at December 31, 2008	89	(3,406)	171	(1,486)	(4,632)

Please refer to notes 24 and 25 for more information on the nature of and movements in share capital and other reserves, respectively.

1	Includes payments of $41 million to entities under common control and $16 million to minority investors.

11 Intangible assets

(millions of U.S. dollars)	Goodwill	Trade names	Customer relationships	Database and other intangible assets	Software and development	Total
Cost:
January 1, 2007	627	60	135	195	496	1,513
Exchange differences	(2)	(2)	2	(2)	6	2
Additions:
Acquisition of subsidiaries	26	8	2	20	-	56
Current year capitalization	-	-	-	-	217	217
Reclassification	-	-	-	(165)	165	-
December 31, 2007	651	66	139	48	884	1,788
Exchange differences	(213)	(14)	(60)	(90)	(266)	(643)
Additions:
Acquisition of subsidiaries	171	8	86	8	52	325
Acquisitions of subsidiaries from entities under common control	7,275	316	2,219	2,834	1,815	14,459
Current year capitalization	-	-	-	-	363	363
Disposals of subsidiaries	(5)	(62)	(97)	(6)	(13)	(183)
Disposals of subsidiaries to entities under common control	(443)	(51)	(22)	(40)	(184)	(740)
Reclassification/other	2	2	-	(2)	(4)	(2)
December 31, 2008	7,438	265	2,265	2,752	2,647	15,367
Amortization and impairment:
January 1, 2007	(36)	(30)	(20)	(109)	(205)	(400)
Exchange differences	-	-	-	-	(2)	(2)
Charged in the year:
Amortization	-	(6)	(14)	(24)	(78)	(122)
Impairment	-	(18)	-	(18)	(6)	(42)
Reclassification	-	-	-	119	(119)	-
December 31, 2007	(36)	(54)	(34)	(32)	(410)	(566)
Exchange differences	21	9	34	82	176	322
Acquisition of subsidiaries from entities under common control (note 33)	(601)	(132)	(857)	(1,192)	(1,344)	(4,126)
Charged in the year:
Amortization	-	(16)	(102)	(58)	(271)	(447)
Impairment	-	-	-	-	(48)	(48)
Disposals of subsidiaries	2	18	84	3	10	117
Disposals of subsidiaries to entities under common control	36	49	6	33	42	166
Reclassification	-	(2)	-	-	2	-
December 31, 2008	(578)	(128)	(869)	(1,164)	(1,843)	(4,582)
Carrying amount:
December 31, 2007	615	12	105	16	474	1,222
December 31, 2008	6,860	137	1,396	1,588	804	10,785

Impairment tests of goodwill

No impairment losses in respect of goodwill were recognized in 2008.  Testing was performed at the Thomson Reuters level as management considers this to be the most appropriate basis for testing goodwill impairment.  Thomson Reuters performed its annual test for goodwill impairment in the fourth quarter of 2008 in accordance with its policy described in note 1.  Thomson Reuters has 22 cash-generating units at which it measures for impairments, of which the carrying values for 21 include goodwill.  The recoverable value of its units were determined using two methods: a value in use approach (“VIU”) based on the present value of expected future cash flows and a fair value less cost to sell approach (“FVLCTS”) based on earnings multiples of competitors.  The recoverable value of each of the units was greater than its carrying value.  Projections of future revenues were a critical estimate in determining fair value.  Given the current market environment, management will continue to monitor the performance of its units against what it believes to be conservative revenue projections.

Impairment tests of other intangibles

Intangible asset impairment losses in the year included $48 million in respect of software and development. The carrying values of the assets were fully written off following a review by management.  The impairment of software and development arose as management viewed that these assets were not supported by cash flows forecast to be generated from those assets.

12 Property, plant and equipment

				Office
				equipment
	Freehold	Leasehold	Computer	and motor
(millions of U.S. dollars)	property	property	equipment	vehicles	Total
Cost:
January 1, 2007 (as previously stated)	318	370	1,309	259	2,256
Accounting policy adjustment	-	-	-	123	123
January 1, 2007 (restated)	318	370	1,309	382	2,379
Exchange differences	8	14	52	16	90
Additions	2	88	165	38	293
Acquisition of subsidiaries	-	-	2	-	2
Disposals	(2)	(6)	(105)	(66)	(179)
December 31, 2007	326	466	1,423	370	2,585
Exchange differences	(48)	(62)	(134)	(55)	(299)
Additions	17	57	267	41	382
Acquisitions of subsidiaries from entities under common control (note 33)	263	216	1,017	168	1,664
Disposals	(13)	(20)	(119)	(37)	(189)
Disposals of subsidiaries to entities under common control	(98)	(140)	(460)	(115)	(813)
Other	2	6	4	(4)	8
December 31, 2008	449	523	1,998	368	3,338
Depreciation:
January 1, 2007 (as previously stated)	(151)	(153)	(1,011)	(214)	(1,529)
Accounting policy adjustment	-	-	-	(72)	(72)
January 1, 2007 (restated)	(151)	(153)	(1,011)	(286)	(1,601)
Exchange differences	(4)	(6)	(44)	(15)	(69)
Charged in the year	(8)	(30)	(137)	(46)	(221)
Disposals	-	4	92	56	152
December 31, 2007	(163)	(185)	(1,100)	(291)	(1,739)
Exchange differences	22	23	104	45	194
Charged in the year	(11)	(45)	(225)	(36)	(317)
Acquisitions of subsidiaries from entities under common control (note 33)	(93)	(126)	(695)	(129)	(1,043)
Disposals	10	19	118	36	183
Disposals of subsidiaries to entities under common control	47	65	368	92	572
December 31, 2008	(188)	(249)	(1,430)	(283)	(2,150)
Carrying amount:
December 31, 2007 (restated)	163	281	323	79	846
December 31, 2008	261	274	568	85	1,188

As of December 31, 2008 and 2007, the carrying amount of computer systems equipment includes an amount of $12 million and $14 million, respectively, for subscriber equipment being sourced and managed by a third party on behalf of Thomson Reuters. This equipment has been classified as an asset held under finance lease. The agreement for provision of equipment and services by the third party includes a renewal clause and an option to purchase the equipment at fair market value.

13 Investments accounted for using the equity method

	Interests	Interests
	in joint	in
(millions of U.S. dollars)	ventures	associates	Total
Net assets/cost:
January 1, 2007	38	6	44
Reclassification1	-	6	6
Arising in year - share of loss	(10)	(2)	(12)
Additions	18	-	18
Dividends received	(4)	-	(4)
December 31, 2007	42	10	52
Exchange differences	(2)	2	-
Arising in year – share of (loss) profit	(4)	40	36
Additions	-	7	7
Acquisitions of subsidiaries from related parties (note 33)	10	119	129
Dividends received	(3)	(44)	(47)
Disposals of subsidiaries to related parties	(3)	(30)	(33)
Impairment	(15)	(1)	(16)
December 31, 2008	25	103	128
Goodwill:
December 31, 2007	-	2	2
Reclassifications	-	(2)	(2)
December 31, 2008	-	-	-
Carrying amount:
December 31, 2007	42	12	54
December 31, 2008	25	103	128
1	Reclassifications in 2007 relate to the Group’s investment in TIMES NOW, which was classified as a non-current asset held for sale, and Pluck which was reclassified to available for sale assets.

14 Financial assets, liabilities and derivatives

The following tables describe the composition of financial instruments:

At December 31, 2008 (millions of U.S. dollars)	Loans and receivables	Assets (liabilities) at fair value through Profit and Loss	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents (note 17)	360	-	-	-	-	360
Trade receivables (note 16)	1,237	-	-	-	-	1,237
Amounts owed by associates and joint ventures (note 16)	3	-	-	-	-	3
Amounts owed by entities under common control	1,402	-	-	-	-	1,402
Other financial assets and derivatives	103	94	17	16	-	230
Trade payables (note 19)	-	-	-	-	(211)	(211)
Accruals (note 19)	-	-	-	-	(1,595)	(1,595)
Amounts due to entities under common control	-	-	-	-	(15,526)	(15,526)
Other financial liabilities and derivatives	-	(209)	(43)	-	(777)	(1,029)
Total	3,105	(115)	(26)	16	(18,109)	(15,129)

At December 31, 2007 (millions of U.S. dollars)	Loans and receivables	Assets (liabilities) at fair value through Profit and Loss	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents (note 17)	499	-	-	-	-	499
Trade receivables (note 16)	213	-	-	-	-	213
Amounts owed by associates and joint ventures (note 16)	2	-	-	-	-	2
Other financial assets and derivatives	6	4	135	36	-	181
Trade payables (note 19)	-	-	-	-	(123)	(123)
Accruals (note 19)	-	-	-	-	(669)	(669)
Amounts owed to associates and joint ventures (note 19)	-	-	-	-	(2)	(2)
Other financial liabilities and derivatives	-	(60)	(2)	-	(1,255)	(1,317)
Total	720	(56)	133	36	(2,049)	(1,216)

Other financial assets and derivatives included $136 million (2007: $123 million) receivable after more than one year and other financial liabilities and derivatives included $978 million (2007: $736 million) due after more than one year.

Movements in the carrying value of available-for-sale financial assets are analyzed as follows:

(millions of U.S. dollars)	2008	2007
January 1	36	52
Exchange differences	(3)	-
Additions	3	2
Impairments	(1)	-
Fair value adjustments transferred to equity	6	22
Reclassifications1	(9)	8
Disposals	(16)	(48)
December 31	16	36
1
Reclassifications in 2008 relates to discontinued operations.  The reclassification in 2007 relates to the interest in Pluck Corporation reclassified following the expiry of an option to acquire 100% of the equity interest.

The fair values of cash and cash equivalents, notes receivable, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson Reuters for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates.

The fair values of the foreign exchange contracts reflect the estimated amounts at which Thomson Reuters would have to settle all outstanding contracts on December 31.

As of December 31, 2008, the Group held approximately $360 million in cash and cash equivalents. Gains or losses arising from the change in fair value of cash and cash equivalents are recorded in interest income in the period of change, which generally corresponds to the period in which the interest is earned. As of December 31, 2008, cash and cash equivalents includes the U.S. dollar equivalent of approximately $80 million in British pounds sterling and $30 million in other. Such amounts are held by subsidiaries whose functional currency is sterling or the Euro and accordingly changes in the value of the cash and cash equivalents related to currency are reported as a cumulative translation adjustment within shareholders’ equity.

During 2008, all the outstanding commercial paper was repaid.  As at December 31, 2007 commercial paper outstanding was $115 million with an average rate of 5.8%.  The rate was also 5.8% after taking into account hedging arrangements.

As a result of customer and vendor agreements priced in currencies different from the functional currencies of the parties involved, under applicable accounting rules, the Group is deemed to have forward exchange contracts implicitly embedded in these contracts.  They are referred to here as embedded derivatives.  These instruments are separated from their host contracts and held on the Group’s balance sheet at their fair value. The majority of these embedded derivatives arise as a result of U.S. dollar pricing by foreign subsidiaries.  At December 31, 2008, the fair value of Thomson Reuters embedded derivatives represented a net receivable of $64 million (December 31, 2007: $56 million liability).

Fair value movements on financial assets and liabilities recognized during the years ended December 31, 2008 and 2007 include the following:

(millions of U.S. dollars)		2008		2007
	Fair value gain (loss) in income	Fair value gain (loss)	Fair value gain (loss) in income	Fair value gain (loss)
	statement	in equity	statement	in equity
Available-for-sale financial assets	-	6	-	22
Embedded derivatives	76	-	(26)	-
Hedging instruments:
Cross-currency interest rate swaps – fair value hedges	(57)	-	100	-
Cross-currency interest rate swaps – net investment hedges	-	(7)	2	8
Other derivatives:
Gains	4	-	-	-
Losses	(182)	-	(2)	-
Total	(159)	(1)	74	30

Borrowings and Related Derivative Instruments
The following is a summary of borrowings and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
As of December 31, 2008	Primary debt instruments	Derivative instruments	Primary debt instruments	Derivative instruments
Bank and other	37	-	37	-
4.625% Notes, due 2010	735	26	698	26
	772	26	735	26
Current portion	(19)	-
	753	26

	Carrying amount		Fair value
As of December 31, 2007	Primary debt instruments	Derivative instruments	Primary debt instruments	Derivative instruments
Bank and other	65	-	65	-
4.625% Notes, due 2010	723	38	725	38
4.8% Notes, due 2008	368	28	366	28
	1,156	66	1,156	66
Current portion	(420)	(28)
	736	38

Thomson Reuters enters into various derivative instruments to hedge its currency and interest rate risk exposures.  The Group held no cash flow hedges during the period ended December 31, 2008 or December 31, 2007.

Hedges of Fair Value
To hedge its currency and interest rate risk exposures related to long-term debt, Thomson Reuters held fixed-to-floating cross-currency interest rate swaps, which swap Euro principal and interest payments into U.S. dollars and change interest payments from a fixed to floating rate.  These instruments were designated as fair value hedges.  The total fair value for these agreements at December 31, 2008 was a net loss of $26 million. (December 31, 2007: net loss $66 million).

As at April 17, 2008 the cross-currency interest rate swaps on the 500 million Euro fixed rate bond, the 250 million Euro floating rate note and 1 billion Japanese Yen fixed rate notes were settled and new swaps entered into.

The new cross-currency interest rate swaps on the €500 million fixed rate bond will ultimately pay a floating rate based on LIBOR on $762 million.

The 250 million Euro principal amount of floating rate notes matured in November 2008. Thomson Reuters entered into a cross-currency interest rate swap agreement whereby these notes were redeemed for $398 million on maturity.

1 billion Japanese yen principal amount of bonds were repaid in June 2008 upon their maturity.

The following tables provide an analysis of the cross-currency interest rate swaps designated as fair value hedges of foreign exchange and interest rate risk.

			Maturity	Gross Contract Amount
Received	Paid	Hedged Risk	(Year)	(millions of U.S. dollars)
2008 Fair value hedges:
Euro fixed	US Dollar floating	Interest rate and foreign exchange	2010	762

2007 Fair value hedges:
Japanese yen fixed	Sterling floating	Interest rate and foreign exchange	2008	10
Euro fixed	Sterling floating	Interest rate	2010	661
Euro fixed	Sterling floating	Interest rate	2008	20
Euro floating	Sterling floating	Foreign exchange	2008	336

Hedges of net investment in foreign entity
During 2007 and the early part of 2008, the Group’s €500 million fixed rate bond and the €250 million floating rate note issued in November 2003 and November 2006, respectively, were partially swapped into US dollars and Swiss francs by transacting cross-currency interest rate swaps and designated as a hedge of the net investment in Thomson Reuters foreign subsidiaries. The resulting debt of $694 million was designated against the foreign investment in US subsidiaries, goodwill arising on acquisitions, and certain intangible assets.

These swaps were terminated during April 2008 and the net investment hedging program was discontinued.  The amounts deferred in equity relating to the discontinued operations have been recycled to the Income statement on disposal within “Discontinued Operations.”

Ineffectiveness for net investment hedges is recognized in operating profit.

The following tables provide an analysis of the cross-currency interest rate swaps designated as net investment hedges of foreign exchange and interest rate risk.

			Maturity	Gross Contract Amount
Received	Paid	Hedged Risk	(Year)	(millions of U.S. dollars)
2007 Net investment hedges:
Sterling floating	US Dollar floating	Foreign exchange	2010	557
Sterling floating	US Dollar floating	Foreign exchange	2008	203
Sterling floating	Euro floating	Foreign exchange	2010	20

Derivatives that do not qualify for hedge accounting
To hedge currency risk exposures, Thomson Reuters enters into fixed-to-fixed cross-currency swaps, which swap Canadian dollar principal and interest payments into U.S. dollars.  Due to the fact that the debt hedged is with an entity under common control but not within the Group, these derivatives cannot be designated as hedges.  These derivatives are considered stand alone instruments which are held at fair value through the profit and loss.  During 2008, fair value changes in these instruments recognized in earnings amounted to a loss of $177 million (December 31, 2007 - $ nil).

Management of financial risk
Thomson Reuters activities expose it to a variety of financial risks. The main risks managed by Thomson Reuters, are currency risk, interest rate risk, liquidity risk, counterparty credit risk and price risk. Thomson Reuters overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Thomson Reuters financial performance. The Board periodically reviews Thomson Reuters treasury activities, policies and procedures. All treasury activity takes place within a formal control framework.

Capital structure and facilities
The capital structure of the Group is considered at a Thomson Reuters level due to the nature of the DLC structure. Set out below is the capital structure of Thomson Reuters at December 31, 2008 which reflects management’s objectives.

Credit Facilities

In August 2007, Thomson Reuters entered into a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. Thomson Reuters may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. Thomson Reuters may also request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion.

The facility may be used to provide liquidity in connection with Thomson Reuters commercial paper program and for general corporate purposes. Based on Thomson Reuters credit rating at December 31, 2008, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If Thomson Reuters long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected.  Conversely, an upgrade in Thomson Reuters ratings may reduce credit facility fees and borrowing costs.

The agreement contains certain customary affirmative and negative covenants, each with customary exceptions. Under the syndicated credit facility, Thomson Reuters must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4.5:1. Net debt is total debt adjusted to factor in the impact of swaps and other hedge agreements related to the debt, and is reduced to reflect Thomson Reuters cash and cash equivalents balance.  Thomson Reuters was in compliance with this covenant in all periods.

In connection with entering into this agreement, Thomson Reuters terminated its existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion.

In May 2007, Thomson Reuters entered into a £4.8 billion acquisition credit facility to satisfy requirements of U.K. regulatory authorities, to confirm its ability to finance its then proposed acquisition of Reuters.  In July 2007, Thomson Reuters reduced the aggregate lending commitment to £2.5 billion after receiving proceeds from the sale of Thomson Learning’s higher education, careers and library reference assets. The acquisition credit facility was terminated following the repayment of all borrowings, which Thomson Reuters financed using proceeds from debt securities issued in June 2008, described below, and other available resources.

At December 31, 2008, undrawn and available bank facilities amounted to $2.5 billion (2007 - $7.5 billion).

In October 2006, Reuters entered into a committed multicurrency syndicated credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of £24 million. At December 31, 2007, Reuters had available £623 million under the facility, following utilization of £57 million in the form of a standby letter of credit relating to an operating lease. A further £100 million was drawn on the facility in September 2007 and repaid in November 2007.  During April 2008 this facility was repaid for an amount of £321 million.

Capital Structure

As at December 31, 2008, total capital of Thomson Reuters was comprised of equity with a fair value of approximately $23 billion and debt of $7.5 billion. As at December 31, 2008, Thomson Reuters cash and cash equivalents were $841 million.

Thomson Reuters generates sufficient cash flow to meet its current obligations as well as allowing for i) re-investment in the business; ii) debt service; and iii) returns to shareholders in the form of dividends and share buybacks. In addition to cash generation, Thomson Reuters investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

As of December 31, 2008, Thomson Reuters credit ratings were as follows:

	Moody’s	Standard & Poor’s	DBRS Limited (DBRS)	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	-	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

The $2.5 billion credit facility described in the 2008 Annual Report contains one defined financial covenant, which requires the maintenance of a maximum net debt-to-adjusted EBITDA ratio of 4.5:1.0. At December 31, 2008, Thomson Reuters was in compliance with this covenant.

Thomson Reuters also measures its “net debt”. As calculated below, net debt is defined as total indebtedness, including the associated fair value hedging instruments (swaps) on its debt, less cash and cash equivalents.  As Thomson Reuters hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt.  However, because Thomson Reuters generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in the measurements.  Gross indebtedness is reduced by cash and cash equivalents on the basis that they could be used to pay down debt.

The following table presents the calculation of net debt for Thomson Reuters:

(millions of U.S. dollars)	As of December 31, 2008
Short-term indebtedness	13
Current portion of long-term debt	672
Long-term debt and finance lease obligations	6,834
Total debt	7,519
Swaps	68
Total debt after swaps	7,587
Remove fair value adjustment of cash flow hedges 1	14
Less: Cash and cash equivalents	(841)
Net debt	6,760

1	Amounts are removed to reflect net cash outflow upon maturity.

Financial Instrument Sensitivity Analysis
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, and price risk), credit risk and liquidity risk.  Thomson Reuters risk management strategy is to minimize potential adverse effects of these risks on its financial performance.  The sensitivity analysis for each type of market risk uses changes in rates which are deemed by management to be reasonable and significant in size to demonstrate a material impact.

Market Risk

Currency Risk

Thomson Reuters consolidated financial statements are expressed in U.S. dollars but a portion of its business is conducted in other currencies.  Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, earnings and the carrying values of assets and liabilities.   The translation effects of changes in exchange rates in the consolidated balance sheet are recorded within the translation adjustment component of shareholders’ equity.  In 2008, net translation losses were $208 million (2007 - $40 million net translation gains), reflecting the effect of changes in exchange rates of various currencies compared to the U.S. dollar.

Thomson Reuters only uses derivative instruments to reduce foreign currency and interest rate exposures.  In particular, borrowings in currencies other than the U.S. dollar are generally converted to U.S. dollar obligations through the use of currency swap arrangements.  All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions.  At December 31, 2008 substantially all of Thomson Reuters indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2008 with all other variables held constant.

Increase (decrease) to earnings	10% weakening in the US$ v.
	£	€	Other Currencies	Total
Impact on earnings from financial assets and liabilities1	-	(3)	(145)	(148)
Impact on earnings from non-permanent intercompany loans	(3)	3	2	2
Total impact on earnings	(3)	-	(143)	(146)
1	Excludes long-term debt which has been swapped into U.S. dollar obligations.

In addition to exposing Thomson Reuters to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects Thomson Reuters to inherent risks in doing business in certain jurisdictions outside North America.  These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.

Interest Rate Risk

The Group is exposed to fluctuations in interest rates with respect to its cash and cash equivalent balances and its long-term borrowings.

As of December 31, 2008, the majority of $360 million in cash and cash equivalents were comprised of interest-bearing assets.  Based on amounts as of December 31, 2008, a 100 basis point change in interest rates would have the effect of increasing or decreasing annual interest income by approximately $3 million.

Substantially all borrowings have been issued at fixed rates and a portion of such borrowings were maintained at fixed rates and other borrowings were converted into variable rate debt through the use of derivative instruments.  At December 31, 2008, after taking into account swap agreements, 4% of the total debt was at fixed rates of interest and the remainder was at floating rates of interest.  Based upon these levels, a 100 basis point change in interest rates would increase or decrease the full-year interest expense by approximately $8 million.  A 100 basis point change in interest rates would increase or decrease the fair value of the debt by approximately $12 million.

As of December 31, 2007, all long-term debt was held on a sterling floating rate basis after the impact of derivatives.  Based upon these levels, a 100 basis point increase in US Dollar Interest Rate would impact earnings by $6m.

Price Risk

Thomson Reuters has no significant exposure to equity securities price risk or to commodity price risk.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables.   Thomson Reuters attempts to minimize credit exposure to various instruments as follows:

•
Cash investments are placed with high-quality financial institutions with limited exposure to any one institution.  At December 31, 2008, nearly all cash and cash equivalents were held by institutions that were rated at least AA;

•	Counterparties to derivative contracts are major investment-grade international financial institutions; and
•	Credit limits minimize exposure to any one customer.

No allowance for credit losses on financial assets was required as of December 31, 2008, other than the allowance for doubtful debts. Further, no financial or other assets have been pledged.

The Group maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $360 million (2007 - $499 million), derivative exposure $111 million (2007 - $139 million) and trade and other receivables $2,095 million (2007 - $507 million).

Liquidity risk

Thomson Reuters aims to maintain funding flexibility by keeping commited credit lines available and continually evaluating expectations of future cash flow.

The analysis below summarizes the maturity profile of Thomson Reuters financial liabilities, based on the undiscounted contractual maturities of the financial liabilities, including interest that will accrue to those liabilities, except where the Thomson Reuters is entitled and intends to repay the liability before its maturity.

	2008
(millions of U.S. dollars)	Contractual maturity
	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Derivative payable leg, settled gross	(95)	(856)	(651)	(37)	(37)	(651)	(2,327)
Financial liabilities
Borrowings	(20)	(775)	(3)	-	-	-	(798)
Total	(115)	(1,631)	(654)	(37)	(37)	(651)	(3,125)

	2007
(millions of U.S. dollars)	Contractual maturity
	Within one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Derivative payable leg, settled gross	(1,264)	(80)	(1,274)	-	-	-	(2,618)
Financial liabilities
Borrowings	(568)	(42)	(776)	-	-	-	(1,386)
Total	(1,832)	(122)	(2,050)				(4,004)

15 Inventories

	Year ended December 31
(millions of U.S. dollars)	2008	2007
Finished goods	62	-

16 Trade receivables and other current assets

	Year ended December 31
(millions of U.S. dollars)	2008	2007
Trade receivables	1,339	235
Less: provision for impairment	(102)	(22)
	1,237	213
Amounts owed by associates and joint ventures	3	2
Other receivables	25	113
Other current assets	523	-
Prepayments and accrued income	307	179
Trade receivables and other current assets	2,095	507

The carrying value of trade receivables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

Concentration of credit risk faced by the Group and other relevant risk factors are detailed in note 14.

Provision for doubtful debts

The allowance for doubtful debts is comprised entirely of impairments raised against specific trade receivables balances, which are mainly those greater than 365 days old.  Impairments represent the differences between the carrying amount of the specific trade receivable and the present value of the expected recoverable amount. No individual impairment is considered material.

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgment based on the relevant circumstances, which can be subject to change over time. All debts greater than 3 months past their due date are reviewed monthly, and impairments raised where appropriate. Examples of events which could give rise to impairments are news about the customer’s viability, account manager’s doubts that customer is able to pay, delinquency in payment (more than 365 days overdue) or known trading or liquidity problems in a particular market sector.

If the final outcome (on the judgment areas) were to differ by 10% from management’s estimates, the Group would need to book an adjustment of $10 million to operating costs and to trade receivables.

Movement in the allowance for doubtful debts was as follows:

(millions of U.S. dollars)	2008	2007
Balance at January 1	(22)	(26)
Utilization of provision	104	6
Unused released to profit	5	6
Acquisitions	(73)	-
Discontinued operations	5	-
Increase in provision	(126)	(8)
Foreign exchange differences	5	-
Balance at December 31	(102)	(22)

Included within trade receivables are amounts past due at the reporting date but not impaired of $377 million (2007: $128 million).  Management believes that these amounts are recoverable as there has been no significant change in the debtors’ credit quality, and accordingly has not provided for them.  The Group has no collateral over these balances. There is no provision for other receivables.  All other current assets are considered fully recoverable and are not past due.

The aging of net trade receivables at the reporting date was as follows:

(millions of U.S. dollars)	2008	2007
Not overdue	860	85
Past due 0-30 days	177	44
Past due 31-60 days	112	44
Past due 61-90 days	35	20
Past due 91-180 days	53	14
Past due 181–365 days	-	6
	1,237	213

See note 14 for information on credit risk and impairment associated with trade receivables.

17 Cash and cash equivalents

(millions of U.S. dollars)	2008	2007
Cash
Cash at bank and in hand	209	210
Unlisted cash equivalents:
Short term deposits	151	289
Cash and cash equivalents (note 28)	360	499

The following cash balances are held by subsidiaries in countries where exchange control restrictions are in force, such that cash is not freely transferable around the Group:

(millions of U.S. dollars)	2008	2007
Brazil	-	4
Venezuela	10	8
Total restricted cash	10	12

18 Non-current assets and liabilities held for sale

The assets classified as held for sale at December 31, 2008 and 2007 were as follows:

(millions of U.S. dollars)	2008	2007
Non-current assets classified as held for sale:
Investment held exclusively for sale	-	28
Total assets classified as held for sale	-	28

No liabilities were classified as held for sale in either period.

19 Payables, accruals and deferred income

(millions of U.S. dollars)	2008	2007
Trade payables	211	123
Accruals	1,595	669
Deferred income	1,080	66
Amounts owed to associates and joint ventures	-	2
Bank overdrafts	1	18
Other payables	-	409
Other taxation and social security	94	90
Payables, accruals and deferred income	2,981	1,377

The carrying value of trade payables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

20 Current tax liabilities

(millions of U.S. dollars)	2008	2007
Current tax liabilities	191	492

The Group is subject to taxation in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

21 Provisions for liabilities and charges

(millions of U.S. dollars)	2008	2007
Provisions for post-employment benefits (see note 22)	885	86
Other provisions for liabilities and charges	284	191
Total provisions	1,169	277
Less: Non-current portion	(1,075)	(203)
Current portion	94	74

The movement in other provisions for liabilities and charges during 2008 was as follows:

		Other
(millions of U.S. dollars)	Restructuring	property	Other	Total
January 1, 2008	40	5	146	191
Exchange differences	-	1	(30)	(29)
Charged in the year	10	10	69	89
Acquisitions	7	42	147	196
Discontinued operations	-	-	(120)	(120)
Utilized in the year	(22)	(12)	(34)	(68)
Released	(9)	(1)	(21)	(31)
Other	25	-	31	56
December 31, 2008	51	45	188	284
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgment based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to restructuring programs, which cover primarily leasehold properties and severances. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sublet this vacant space, management recognizes that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by the Group. A judgment has also been made in respect of the discount factor, based on a risk-free rate (4% to 5%), which is applied to the rent shortfalls. For severance provisions, the provision is only recognized where employees have a valid expectation or have already been told of their redundancy. Other provisions are held where the recoverability of amounts is uncertain where the actual outcome may differ from the resulting estimates.

Other property provisions reflect contractual liabilities at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalization programs and will be utilized over the remaining lease periods.

22 Retirement benefits

The Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined benefit plans

The Group sponsors defined benefit plans providing pension and other post retirement benefits (“OPEB”) to cover employees. All significant plans are valued under IAS 19, Employee Benefits, by independently qualified actuaries using the Projected Unit Credit Method.

The largest defined benefit plans are the Thomson Reuters Group Pension in the United States and the Reuters Pension Fund (RPF) in the United Kingdom. The total defined benefit obligation for all significant plans at December 31, 2008 was $3,909 million (2007: $2,444 million), of which $1,488 million related to the Thomson Reuters Group Pension and $1,279 million (2007: $1,805 million) related to the RPF.  The RPF is a complex, hybrid pension fund, with both defined Group and employee contributions, and defined employee benefits.

Movement on pension provisions and similar obligations

(millions of U.S. dollars)	2008	2007	2006
January 1	(22)	(257)	(545)
Income statement (see note 2):		-	-
Defined benefit plans1	(30)	(16)	(55)
Other post-retirement benefits	(10)	(2)	-
Changes due to acquisitions:
Defined benefit plans1	(89)	-	-
Other post-retirement benefits	(160)	-	-
Changes due to disposals:
Defined benefit plans1	21	-	-
Other post-retirement benefits	-	-	-
Actuarial gains/(losses) taken directly to reserves:
Defined benefit plans1	(505)	194	15
Other post-retirement benefits	14	2	(4)
Exchange differences		-	-
Defined benefit plans1	20	(5)	(48)
Other post-retirement benefits	-	-	2
	(761)	(84)	(635)
Contributions paid	122	62	378
Net scheme surpluses/(provisions)	(639)	(22)	(257)
Schemes in surplus recognized within non-current assets	(62)	(64)	(27)
December 312	(701)	(86)	(284)
Composed of:
Defined benefit plans1	(521)	(56)	(253)
Other post-retirement benefits	(169)	(16)	(18)
Other	(11)	(14)	(13)
December 312	(701)	(86)	(284)

Retirement benefit assets

(millions of U.S. dollars)	2008	2007	2006
Schemes in surplus	62	64	27
Reimbursement rights	-	14	8
Other3	248	-	-
Total retirement benefit assets	310	78	35

1	Amounts include immaterial schemes not included in the benefits analysis below.
2	Included within retirement benefit liabilities in the consolidated balance sheet as of December 31, 2008 was $184 million of deferred compensation.
3	Included within other retirement benefit assets was $242 million of insurance contracts, which are used to fund the supplemental executive retirement plans.

Amounts recognized in respect of material defined benefit plans

The following disclosures only refer to the Group’s material defined benefit plans:

Defined benefit assets (liabilities) recognized in the balance sheet

	Funded			Unfunded			OPEB			Total
(millions of U.S. dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Present value of funded obligations	(3,518)	(2,389)	(2,724)	-	-	-	-	-	-	(3,518)	(2,389)	(2,724)
Fair value of plan assets	3,375	2,677	2,544	-	-	-	-	-	-	3,375	2,677	2,544
	(143)	288	(180)	-	-	-	-	-	-	(143)	288	(180)
Present value of unfunded obligations	-	-	-	(229)	(39)	(35)	(162)	(16)	(18)	(391)	(55)	(53)
	(143)	288	(180)	(229)	(39)	(35)	(162)	(16)	(18)	(534)	233	(233)
Plan assets not recognized in the balance sheet	(92)	(237)	(6)	-	-	-	-	-	-	(92)	(237)	(6)
IAS 19 deficit recognized in the balance sheet	(297)	(13)	(213)	(229)	(39)	(35)	(162)	(16)	(18)	(688)	(68)	(266)
IAS 19 surplus recognized in the balance sheet	62	64	27	-	-	-	-	-	-	62	64	27
Fair value of reimbursement rights not recognized as pension plan assets	-	8	8	-	2	-	-	-	-	-	10	8

The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees.

Plan assets not recognized in the balance sheet represent the scheme surplus deemed irrecoverable as the Group cannot unilaterally reduce future contributions.

Amounts recognized in the income statement

	Funded			Unfunded			OPEB			Total
(millions of U.S. dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Current service cost	57	54	58	4	2	2	2	-	-	63	56	60
Interest cost	200	130	107	10	2	2	8	2	-	218	134	109
Expected gain on plan assets	(247)	(156)	(122)	-	-	-	-	-	-	(247)	(156)	(122)
Past service cost	-	-	11	1	-	-	-	-	-	1	-	11
Gains on curtailments	-	(16)	(5)	-	-	-	-	-	-	-	(16)	(5)
Gains on special termination benefits	-	-	-	5	-	-	-	-	-	5	-	-
Total recognized in the income statement	10	12	49	20	4	4	10	2	-	40	18	53
Included within:
Operating profit	8	18	40	20	4	4	10	2	-	38	24	44
Profit on disposal of associates, joint ventures and available-for-sale financial assets	-	(2)	(4)	-	-	-	-	-	-	-	(2)	(4)
Profit for the year from discontinued operations	2	(4)	13	-	-		-	-	-	2	(4)	13
Total recognized in the income statement	10	12	49	20	4	4	10	2	-	40	18	53
Actual return on plan assets	(321)	110	184	-	-	2	-	-	-	(321)	110	186

Further amounts recognized in the statement of recognized income and expense

	Funded			Unfunded			OPEB			Total
(millions of U.S. dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Actuarial losses (gains)	590	(424)	-	8	-	(15)	(14)	(4)	4	584	(428)	(11)
Effect of asset ceiling	(93)	232	-	-	-	-	-	-	-	(93)	232	-
	497	(192)	-	8	-	(15)	(14)	(4)	4	491	(196)	(11)
Deferred taxation impact of actuarial gains and losses recognized in the statement of recognized income and expense	(166)	42	-	(3)	-	2	5	-	-	(164)	42	2
Total recognized in the statement of recognized income and expense	331	(150)	-	5	-	(13)	(9)	(4)	4	327	(154)	(9)

Cumulative amounts recognized in the statement of recognized income and expense

	Funded			Unfunded			OPEB			Total
(millions of U.S. dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Balance of actuarial losses at January 1	58	482	482	(12)	(12)	3	4	8	4	50	478	489
Net actuarial losses/(gains) recognized in the year	590	(424)	-	8	-	(15)	(14)	(4)	4	584	(428)	(11)
Balance of actuarial losses/(gains) at December 31	648	58	482	(4)	(12)	(12)	(10)	4	8	634	50	478
Balance of asset limit effects at January 1	232	-	-	6	6	6	-	-	-	238	6	6
Effects of the asset ceiling in the year	(93)	232	-	-	-	-	-	-	-	(93)	232	-
Balance of asset limit effects at December 31	139	232	-	6	6	6	-	-	-	145	238	6

Changes in the present value of the defined benefit obligation

	Funded			Unfunded			OPEB			Total
(millions of U.S. dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Opening defined benefit obligation	(2,389)	(2,724)	(2,260)	(39)	(35)	(41)	(16)	(18)	(14)	(2,444)	(2,777)	(2,315)
Current service cost	(57)	(54)	(58)	(4)	(2)	(2)	(2)	-	-	(63)	(56)	(60)
Past service cost	-	-	(11)	(1)	-	-	-	-	-	(1)	-	(11)
Interest cost	(200)	(130)	(107)	(10)	(2)	(2)	(8)	(2)	-	(218)	(134)	(109)
Gains on curtailments	-	16	5	-	-	-	-	-	-	-	16	5
Liabilities extinguished on settlements	-	10	2	-	-	-	-	-	-	-	10	2
Actuarial gains (losses)	(22)	470	(62)	(8)	-	13	14	4	(4)	(16)	474	(53)
Acquisitions/Divestitures/Others	(1,675)	-	-	(187)	-	-	(160)	-	-	(2,022)	-	-
Contributions by employees	(6)	(6)	(9)	-	-	-	-	-	-	(6)	(6)	(9)
Benefits paid	110	84	82	10	2	-	10	-	-	130	86	82
Exchange differences	721	(55)	(306)	10	(2)	(3)	-	-	-	731	(57)	(309)
Closing defined benefit obligation	(3,518)	(2,389)	(2,724)	(229)	(39)	(35)	(162)	(16)	(18)	(3,909)	(2,444)	(2,777)

Changes in the fair value of plan assets

	Funded			Unfunded			OPEB			Total
(millions of U.S. dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Opening fair value of plan assets	2,677	2,544	1,791	-	-	-	-	-	-	2,677	2,544	1,791
Expected return	247	156	122	-	-	-	-	-	-	247	156	122
Assets transferred on settlements	-	(10)	(2)	-	-	-	-	-	-	-	(10)	(2)
Actuarial gains (losses)	(568)	(46)	62	-	-	2	-	-	-	(568)	(46)	64
Acquisitions/Divestitures/Others	1,780	-	-	-	-	-	-	-	-	1,780	-	-
Contributions by employer	103	60	377	10	2	-	10	-	-	123	62	377
Contributions by employees	6	6	9	-	-	-	-	-	-	6	6	9
Benefits paid	(110)	(84)	(82)	(10)	(2)	-	(10)	-	-	(130)	(86)	(82)
Exchange differences	(760)	51	267	-	-	(2)	-	-	-	(760)	51	265
Closing fair value of plan assets	3,375	2,677	2,544	-	-	-	-	-	-	3,375	2,677	2,544

The weighted average duration of the scheme obligations were 17 years and 20 years for the Thomson Reuters Group Pension and the RPF, respectively.

In 2008, the Group made special contributions of $3 million and $67 million to the Reuters Supplementary Pension Plan (SPS) and RPF, respectively, following discussion with plan Trustees. We do not anticipate having to make material special contributions to our pension plans in 2009.  However, we will contribute approximately $36 million, largely to the RPF, in accordance with the normal funding policy for the plan. From time to time, we may elect to make voluntary contributions in order to improve the funded status of our plans. Relative to certain plans we acquired with Reuters, the Trustees have the right to call for special valuations, which could result in an unexpected contribution. No such valuation has been called as of this date. Because of the ability of Trustees to call for interim valuations for certain plans, as well as market driven changes that we cannot predict, we could be required to make contributions in the future that differ significantly from our estimates.

Major categories of plan assets as a percentage of total plan assets

	Funded			Unfunded			OPEB			Total
(millions of U.S. dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	%	%	%	%	%	%	%	%	%	%	%	%
Equities	35	43	44	-	-	-	-	-	-	35	43	44
Bonds	58	44	45	-	-	-	-	-	-	58	44	45
Property	3	5	6	-	-	-	-	-	-	3	5	6
Cash	-	1	2	-	-	-	-	-	-	-	1	2
Other	4	7	3	-	-	-	-	-	-	4	7	3

The trustees of the Thomson Reuters Group Pension  and RPF have responsibility for the operation of the fund including strategic decision making on investment matters. A statement of investment principles has been made by the trustee.

The strategic asset allocation of the fund is driven by the financial characteristics of the fund, in particular the fund’s liabilities and the risk tolerance of the trustees. In setting the Investment policy, the trustees of the Thomson Reuters Group Pension and RPF sought the views of Thomson Reuters management.

Principal actuarial assumptions at the balance sheet date (expressed as a weighted average)

	Funded			Unfunded			OPEB
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	%	%	%	%	%	%	%	%	%
Discount rate	6.03	5.54	4.76	6.15	5.94	5.28	6.05	6.50	6.00
Inflation assumption	3.00	3.11	2.84	2.78	2.65	2.39	-	-	-
Rate of increase in salaries	4.45	4.05	4.06	5.11	4.30	4.30	-	-	-
Rate of increase in pensions in payment	2.99	2.82	2.82	3.00	2.41	2.39	-	-	-
Medical cost trend	-	-	-	-	-	-	5.00	5.00	5.00
Expected rate of return on reimbursement rights	-	-	4.75	-	-	-	-	-	-
Expected rate of return on assets	6.87	6.50	5.97	-	-	-	-	-	-

For the Thomson Reuters Group Pension and RPF, the two largest schemes, a 0.25% increase in the discount rate would result in a $115 million decrease in the defined benefit obligation at the balance sheet date. A 0.25% decrease in the discount rate would result in a $122 million increase in the defined benefit obligation at the balance sheet date. The effects of such a change are partially hedged by the schemes’ asset portfolio.

Management must make assumptions about the expected long-term rate of return on plan assets, but there is no assurance that the plan will be able to earn the assumed rate of return. In determining our long-term rate of return assumption, we considered historical returns, input from investment advisors and our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. Adjusting the expected rate of return on assets for our significant plans upward or downward by another 25 basis points would decrease or increase pension expense by approximately $7 million in 2009.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation for the Thomson Reuters Group Pension and the RPF, the largest plans, at December 31, 2008 are based on the UP94 Generational Table and the 00 series tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect respectively.

The following table illustrates the expectation of life of an average member reaching age 65 at the balance sheet date and member reaching 65 at the same date plus 25 years under the assumptions used at December 31, 2008 and 2007.

	Life Expectation in Years
December 31, 2008	Male	Female
Retiring at reporting date at age 65	19	22
Retiring at reporting date + 25 years at age 65	21	23

December 31, 2007	Male	Female
Retiring at reporting date at age 65	22	24
Retiring at reporting date + 25 years at age 65	23	25

For the Thomson Reuters Group Pension and the RPF, an increase in life expectancy of one year across all age groups would result in a $53 million increase in the defined benefit obligation.

History of experience gains and losses

	Funded			Unfunded			OPEB			Total
(millions of U.S. dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Defined benefit obligation	(3,518)	(2,389)	(2,724)	(229)	(39)	(35)	(162)	(16)	(18)	(3,909)	(2,444)	(2,777)
Plan assets	3,375	2,677	2,544	-	-	-	-	-	-	3,375	2,677	2,544
Deficit	(143)	288	(180)	(229)	(39)	(35)	(162)	(16)	(18)	(534)	233	(233)
Experience adjustments on plan liabilities	(46)	185	(27)	1	(2)	5	9	2	(4)	(36)	185	(26)

Experience adjustments on plan assets	(568)	(46)	62	-	-	2	-	-	-	(568)	(46)	64

Defined contribution plans

The Group sponsors various defined contribution saving plans that provide for company-matching contributions. Total expense related to defined contribution plans was $91 million in 2008 (2007 - $62 million) and the Group expects to contribute $108 million in 2009.

23 Deferred Tax

The movement on the deferred tax account is as shown below:

(millions of U.S. dollars)	2008	2007 (restated)
January 1 (as previously stated)	328	340
Accounting policy adjustment	-	(12)
January 1 (as restated)	328	328
Discontinued operations:
Income statement charge	(30)	20
Transfer	66	-
Acquisitions/ disposals	(716)	(8)
Income statement (credit) charge	(111)	22
Equity (credit) charge	167	(42)
Exchange differences	(87)	-
Stock options deferred tax in equity	(26)	8
December 31	(409)	328

Deferred tax assets have been recognized in respect of tax losses and other temporary differences giving rise to deferred tax assets only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognized in respect of unused tax losses of $2,739 million carried forward at the balance sheet date. The deferred tax asset not recognized in respect of these losses is $780 million.

Deferred tax assets of $136 million have been recognized in respect of tax losses and other deductible temporary differences arising in certain jurisdictions where losses were incurred in the current or preceding period. Recognition of these assets is based on all relevant factors including their expected recovery measured using Group profit forecasts.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries and joint ventures as the Group is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. The Group has provided $8 million of deferred tax in respect of distributions of profits expected to be remitted in 2009. The amount of tax payable should all temporary differences reverse is not practically determinable.

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities

(millions of U.S. dollars)	Goodwill & Intangibles	Fixed Assets	Other	Total
January 1, 2008	-	(26)	(203)	(229)
Discontinued operations	-	26	203	229
Acquisitions/Disposals	(1,074)	(14)	(25)	(1,113)
Credited (charged) to income statement	35	(73)	(151)	(189)
Credited to equity	-	-	3	3
Exchange differences	3	-	28	31
December 31, 2008	(1,036)	(87)	(145)	(1,268)

Deferred tax assets

(millions of U.S. dollars)	Fixed Assets	Losses	Stock options	Other	Total
January 1, 2008	137	237	36	147	557
Discontinued operations:
Income statement charge	-	-	-	(30)	(30)
Transfer	(21)	(36)	-	(106)	(163)
Acquisitions/disposals	(2)	26	16	357	397
(Charged) credited to income statement	(1)	(67)	9	137	78
(Charged) credited in equity	-	-	(26)	164	138
Exchange differences	(32)	(52)	(3)	(31)	(118)
December 31, 2008	81	108	32	638	859

Net deferred tax (liability) asset
December 31, 2007					328
December 31, 2008					(409)

The deferred tax asset expected to be recovered after more than one year is $524 million (2007: $238 million).

24 Share capital

Movements in share capital during the period were as below:

(millions of U.S. dollars, except number of shares)	Numbers of issued shares (in millions)	Called up share capital	Share premium	Share capital
Balance at January 1, 2007	1,422	706	281	987
Shares allotted during the period	19	13	93	106
Shares cancelled during the period	(40)	(20)	-	(20)
Balance at December 31, 2007	1,401	699	374	1,073
Shares Issued	5	2	26	28
Cancellation of share capital	(45)	(22)	-	(22)
Capital reorganization under the scheme of arrangement	(1,169)	3,164	(400)	2,764
Capital reduction	-	(3,747)	-	(3,747)
Shares issued after the scheme of arrangement	5	2	-	2
Shares cancelled after the scheme of arrangement	(16)	(9)	-	(9)
Balance at December 31, 2008	181	89	-	89
Capital reorganization and scheme of arrangement

Under the terms of the Scheme, all of the issued and outstanding Reuters ordinary shares were cancelled and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares.

In accordance with the Scheme, certain transactions involving Thomson Reuters PLC's share capital have occurred in the year ended December 31, 2008 in order to reflect the effect of the transaction and the new DLC structure. These are discussed below.

On April 17, 2008, 194,107,278 Thomson Reuters PLC ordinary shares with a nominal value of £10 each and one Thomson Reuters PLC Founders Share of £1 nominal value and on April 18, 2008, one Thomson Reuters PLC Special Voting Share of £500,000, were allotted. An amount of $2,764 million, representing the excess of the share capital over the value of Reuters share capital, share premium and capital redemption reserve, was booked to an other reserve on completion of the Scheme.

The cash element of the Scheme, 352.5 pence per share and £4.3 billion ($8.5 billion) in total, representing payment to Reuters shareholders to compensate them for part of the transaction consideration, has been deducted from retained earnings.

Capital reduction

On April 22, 2008, the share capital of Thomson Reuters PLC was reduced by reducing the nominal value of the ordinary shares from £10 to 25 pence as sanctioned by the High Court on April 21, 2008. The credit of $3,747 million arising on the reduction of capital has been transferred to retained earnings.

Common control transactions

Subsequent to April 17, 2008, a reorganization took place and certain subsidiaries of Thomson Reuters Corporation were acquired by Thomson Reuters PLC. This transaction was between entities under the common control of Thomson Reuters Corporation, and so were outside the scope of IFRS 3. The directors believe that the acquisition of entities controlled by Thomson Reuters Corporation was most appropriately accounted for using principles similar to those used under merger accounting. Assets and liabilities of the acquired entities were taken on at their predecessor book values (adjusted only to align accounting policies), and not adjusted to their fair values. Consideration paid in excess of predecessor book values of the net assets acquired was recorded in the other reserve.

Consideration for the acquired entities included equity issued by TR Holdings Limited and TR (2008) Limited, as well as preference shares of Reuters Group Limited. The resulting differences on deemed partial disposal of interests in subsidiary undertakings of Thomson Reuters PLC has been credited to an other reserve, as this also related to transactions between entities under the common control of Thomson Reuters Corporation.

Share repurchases

On July 26, 2005, Reuters announced a £1 billion share buyback program that was due to run through July 2007. This program was terminated in May 2007 after repurchasing £893 million of shares.

The Reuters share buyback program was resumed on December 13, 2007 to repurchase up to 50 million ordinary shares. Regulatory approval was granted for Thomson's acquisition of Reuters, subject to certain conditions, on February 19, 2008, at which date Reuters share buyback program was suspended. During the period from December 13, 2007 to February 19, 2008, Reuters repurchased 33 million shares for cancellation for total consideration of £200 million. On March 10, 2008, the resumption of the share buyback program was announced with the intention of repurchasing up to 17 million shares, representing the balance of the original program, between March 10, 2008 and the closing of the transaction.

The following table provides a summary of Reuters Group PLC shares bought back during the period ended April 16, 2008:

Month	Total number of shares purchased	Average price paid per share (£)	Total cost of shares purchased (£m)
January	20,975,000	5.99	127
February	6,965,000	6.03	42
March	7,700,000	5.96	46
April (1 - 16)	9,310,000	6.01	56

Included in the above were 28 million shares which Reuters Group PLC had irrevocable commitments to purchase as at December 31, 2007. In accordance with Reuters policy, the cost of these shares of £169 million was recorded in the balance sheet at December 31, 2007 and reported as a current liability with a corresponding deduction in shareholders' equity.

The following table provides a summary of the Thomson Reuters PLC shares bought back during the year ended December 31, 2008:

Month	Total number of shares purchased	Average price paid per share ($)	Total cost of shares purchased ($m)
April (18 - 30)	3,297,827	31.13	103
May	6,298,500	31.59	199
June	6,049,208	29.25	177
July	825,000	25.93	22
August	-	-	-
September	912,350	23.55	22

Included in the above are, 1,464,827 shares of Thomson Reuters PLC, which were purchased by Thomson Reuters Corporation for total consideration of $45 million and gifted to Thomson Reuters PLC.

Decisions regarding the timing of repurchases are based on market conditions, share price and other factors. The directors may elect to suspend or discontinue the program at any time. Shares repurchased have been cancelled.

Exercise of employee share options

Before the Scheme, 4.8 million Reuters share options were exercised for proceeds of $28 million. Following the Scheme, 28.2 million Reuters share options granted under employee share plans were exercised between April 17, 2008 and December 31, 2008. Upon exercise of these options, each Reuters share that would have been issued entitled the holder to receive 352.5 pence plus 0.16 shares of Thomson Reuters PLC. Option proceeds received in excess of the nominal value of the Thomson Reuters PLC share capital issued amounted to $175 million and was credited to an other reserve. The cash element of these exercises amounted to $182 million in the period and was deducted from retained earnings.

An analysis of called up share capital is set out below:

(millions of £)
Authorized:	2008	2007
One Founders Share of £1	-	-
One Special voting share of £500,000	-	-
2,100 million ordinary shares of 25p each	-	525
400 million ordinary shares of 25p each	100	-
Allotted, called up and fully paid:	100	525
One Founders Share of £1	-	-
Special voting share of £500,000	-	-
Ordinary shares of 25p each	45	350
	45	350
Number of ordinary shares of 25p each (millions)	181	1,401

Allotted, called up and fully paid:
Total is U.S. dollars	89	699

Proceeds from the issue of shares for the year ended December 31, 2008 totaled $28 million (2007: $94 million).

Ordinary Shares

Each ordinary share entitles its holder to receive notice of and to attend all meetings of Thomson Reuters PLC shareholders (except for meetings of holders of a particular class or series of shares other than the ordinary shares required by applicable laws to be held as a separate class or series meeting) and to vote, together with the holder of the Thomson Reuters PLC special voting share, except at meetings of holders of ordinary shares required by applicable laws to be held as a separate class. Each ordinary share also entitles its holder to receive dividends when declared by our board of directors. All dividends declared by our board of directors are paid equally on all ordinary shares. Holders of ordinary shares will participate equally in any distribution of Thomson Reuters PLC’s assets upon liquidation, dissolution or winding-up. There are no redemption, purchase or conversion rights attaching to Thomson Reuters PLC ordinary shares.

Reuters Founders Share

Reuters Founders Share Company was established to safeguard the Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders Share Company holds a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC. The Reuters Founders Shares enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation or Thomson Reuters PLC threaten the Reuters Trust Principles.

Special voting share

Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC ordinarily vote together as a single decision-making body, including in the election of directors. To effect these voting arrangements, Special Voting Shares were issued by each of Thomson Reuters Corporation and Thomson Reuters PLC to special voting trusts.

25 Other reserves

An analysis of the movement in other reserves is set out below:

(millions of U.S. dollars)	Capital redemption reserve	Other reserve	Available- for-sale reserve	Hedging reserve	Translation reserve	Total Other reserves
January 1, 2007	25	(3,369)	20	33	(123)	(3,414)
Exchange differences taken directly to reserves	-	-	-	-	40	40
Fair value gains on available-for-sale financial assets	-	-	22	-	-	22
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	-	-	(36)	-	-	(36)
Fair value gains on net investment hedges	-	-	-	8	-	8
Redemption of share capital	20	-	-	-	-	20
Tax on items taken directly to or transferred from reserves	-	-	-	(2)	-	(2)
Net translation difference on translation to U.S. dollars	-	-	-	-	4	4
December 31, 2007	45	(3,369)	6	39	(79)	(3,358)
Exchange differences and fair value movements taken directly to reserves	-	-	(2)	(21)	(156)	(179)
Shares issued after scheme of arrangement	-	175	-	-	-	175
Cancellation of share capital	22	-	-	-	-	22
Capital reorganization under scheme of arrangement	(67)	(2,697)	-	-	-	(2,764)
Shares cancelled after scheme of arrangement	9	-	-	-	-	9
Net assets acquired from entities under common control	-	2,689	-	-	-	2,689
December 31, 2008	9	(3,202)	4	18	(235)	(3,406)

In 1998, a court-approved capital reorganization took place within Reuters. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received on a pro-rata basis 13 ordinary shares in Reuters plus £13.60 in cash. The difference between the pro-forma nominal value of shares in issue of Reuters immediately prior to the reorganization and the previously reported capital and reserves of Reuters Holdings PLC, excluding retained earnings, represents the merger difference which has since been recorded in the other reserve.

In April 2008, in accordance with the Scheme, an amount of $2,764 million, representing the excess of the share capital over the value of Reuters share capital, share premium and capital redemption reserve was recorded in the other reserve.

Subsequent to the formation of the DLC, a reorganization took place and certain subsidiaries of Thomson Reuters Corporation were acquired by Thomson Reuters PLC. As this transaction was outside the scope of IFRS 3, Business Combinations, and accounted for using principles similar to those used under the Scheme. Assets and liabilities of the acquired entities were taken on at their predecessor book values and adjusted only to align accounting policies. Consideration paid in excess of predecessor book values of the net assets acquired of $2,689 was taken to the other reserve.

The capital redemption reserve is used to record an amount equal to the nominal value of treasury shares that have been cancelled.

The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gain or loss is recognized in the income statement on disposal of the asset.

The hedging reserve is used to record the cumulative gains and losses on hedges of Thomson Reuters PLC's net investment in foreign operations, providing that the hedges were effective. The cumulative gain or loss is recognized in the income statement on disposal of the foreign operation.

The translation reserve is used to record cumulative exchange differences on the assets and liabilities of foreign operations. The cumulative exchange difference is recognized in the income statement on disposal of the foreign operation.

26 Net cash flow from operating activities

Profit for the year is reconciled to cash generated from operations as follows:

Year ended December 31
(millions of U.S. dollars)	2008	2007
		(Restated)
(Loss) or the year from continuing operations	(672)	(929)
Adjustments for:
Depreciation	299	161
Impairment of intangible assets and investments	64	13
Amortization of intangibles	437	90
Profit on disposal of property, plant and equipment	(33)	(10)
Employee share scheme charges	116	55
Foreign exchange losses (gains)	514	(10)
Gains on derivative financial instruments	(98)	(4)
Fair value movements on derivatives	177	15
Profits on disposals	(51)	1
Income from investments	-	(2)
Share of post-taxation losses (profits) of associates and joint ventures	(36)	14
Finance income	(130)	(229)
Finance costs	872	300
Taxation	(16)	78
Movements in working capital:
Decrease in inventories	10	2
(Increase) decrease in trade receivables and other current assets	(131)	28
Increase (decrease) in payables, accruals and deferred income	141	1,412
Decrease in amounts due to/from entities under common control	(1,209)	-
(Decrease) increase in pensions assets and liabilities	(74)	(34)
Increase (decrease) in provisions	(4)	(26)
Cash generated from continuing operations	176	925
Profit for the year from discontinued operations	7,007	1,373
Adjustments for:
Depreciation	18	60
Impairment of intangibles	-	36
Amortization of intangibles	10	32
Employee share scheme charges	20	16
Foreign exchange losses (gains)	(1)	2
Fair value movements on derivatives	19	10
Profits on disposals	(6,580)	(63)
Share of post-taxation losses (profits) of associates and joint ventures	(1)	(2)
Finance income	(2)	(4)
Taxation	10	33
Movements in working capital:
(Increase) decrease in trade receivables and other current assets	(586)	(52)
Increase (decrease) in payables, accruals and deferred income	573	(1,231)
Decrease in amounts due to/from entities under common control	(673)	-
(Decrease) increase in pensions assets and liabilities	(5)	(18)
Decrease in provisions	(10)	(24)
Cash (used in) provided by discontinued operations	(201)	168
Cash (used in) provided by operations	(25)	1,093

27 Cash flow from acquisitions and disposals

(millions of U.S. dollars)	2008	2007
Acquisitions (including joint ventures and associates):
Entities under common control	(1,226)	-
Subsidiary undertakings	(311)	(46)
Joint ventures and associates	(31)	(28)
Deferred payments for acquisitions in prior years	14	(8)
	(1,554)	(82)
Less: cash acquired	3,139	4
Acquisitions, net of cash acquired	1,585	(78)
Disposals (including joint ventures and associates):
Entities under common control	10,688	-
Subsidiary undertakings	90	48
Joint ventures and associates	24	(2)
Add: cash disposed	(128)	-
Disposals, net of cash disposed	10,674	46

28 Reconciliation of cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

(millions of U.S. dollars)	2008	2007
Cash and cash equivalents (see note 17)	360	499
Bank overdrafts (note 19)	(1)	(18)
Total cash and cash equivalents	359	481

29 Dividends

(millions of U.S. dollars)	2008	2007
Prior year final paid	167	172
Stub dividend	78	-
Current year interim paid	90	122
Dividends paid to ordinary shareholders	335	294
Dividends paid to entities under common control	41	-
Dividends paid to minority investors	16	-
Total dividends paid	392	294
Per ordinary share	$	$
Prior year final paid	0.14	0.14
Stub dividend	0.06	-
Current year interim paid	0.49	0.10

The first Thomson Reuters PLC dividend was paid on September 15, 2008 to holders of record as of August 22, 2008 in the amount of $0.22253 per share. This dividend was based on the 2008 quarterly dividend rate per share of $0.27 as adjusted for an interim dividend paid on May 1, 2008 in connection with the closing of the Reuters acquisition. Thomson Reuters paid a dividend of $0.27 per share on December 15, 2008 to holders of record as of November 21, 2008.

At December 31, 2007, 27 million shares representing 2% of Reuters Group PLC’s shares as of that date, were held by Reuters Employee Share Ownership Trusts in respect of which dividend rights were waived until the Group received written confirmation of cancellation from Computershare Trustees (CI) Limited.

30 Employee share plans

The fair values of options granted during the period have been determined using option pricing models. Further information on the terms of the schemes is set out in the Thomson Reuters Corporation Management Information Circular for the year ended December 31, 2008 in Appendix A.

Phantom Stock Plan

The Group has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) to officers and key employees.  The SARs provide the holder with the opportunity to earn a cash award equal to the fair market value of Thomson Reuters common shares less the price at which the SARs were issued. Compensation expense is measured based on the fair value of the SARS at the end of each reporting period using the Black-Scholes option pricing model to calculate an estimate of fair value. The SARs outstanding under the plan have been granted at the closing price of Thomson Reuters Corporation common shares on the day prior to the date of grant, vest over a four to eight year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. The Group recognized a benefit of $0.4 million related to the phantom stock plan for the year ended December 31, 2008.

A summary of the status of the Canadian-dollar denominated SARs as of December 31, 2008, and changes during the year ended on that date, is as follows:

	2008
	SARs	Canadian $ weighted-average exercise price
Outstanding at April 17, 2008	543,283	42.14
Granted	-
Exercised	-
Forfeited	(90,543)	41.52
Outstanding at end of year	452,740	42.27
Exercisable at end of year	423,835	42.37

The following table summarizes the Canadian-dollar denominated SARs outstanding at December 31, 2008:

	SARs outstanding			SARs exercisable
Canadian $ range of exercise prices	Number outstanding at December 31, 2008	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at December 31, 2008	Canadian $ weighted-average exercise price
36.00 - 41.00	234,186	4.0823	39.33	205,281	39.13
41.74 – 48.40	193,234	5.0073	43.84	193,234	43.84
57.40 – 57.45	25,320	1.9730	57.40	25,320	57.40

A summary of the status of the U.S.-dollar denominated SARs as of December 31, 2008 and changes during the year is as follows:

	2008
	SARs	U.S. $ weighted-average exercise price
Outstanding at April 17, 2008	103,840	42.96
Granted	-
Exercised	-
Forfeited	(28,650)	42.96
Outstanding at end of year	75,190	42.96
Exercisable at end of year	18,797	42.96

The following table summarizes the U.S. dollar-denominated SARs outstanding at December 31, 2008:

	SARs outstanding			SARs exercisable
US $ range of exercise prices	Number outstanding at December 31, 2008	Weighted-average remaining contractual life	US $ weighted-average exercise price	Number exercisable at December 31, 2008	US $ weighted-average exercise price
42.96	75,190	8.1478	42.96	18,797	42.96

Stock Incentive Plan

Thomson Reuters stock incentive plan authorizes it to grant stock options and other equity-based awards to officers and employees.  The maximum number of common and ordinary shares currently issuable under the plan is 50,000,000.  As of December 31, 2008, there were 25,549,327 awards available for grant.

Stock Options

Under the plan, the exercise price of an option equals the closing market price of Thomson Reuters Corporation common stock on the day prior to the date of the grant and the maximum term of an option is 10 years.  Grants vest 25% per year from the date of issuance.  Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the Canadian dollar-denominated options granted and exercised as of December 31, 2008 and changes during the years ended on those dates, is as follows:

	2008
	Options	Canadian $ weighted-average exercise price
Outstanding at April 17, 2008	4,288,251	49.92
Granted	-
Exercised	-
Forfeited	(329,501)	52.25
Outstanding at end of year	3,958,750	49.73
Exercisable at end of year	3,958,750	49.73

The following table summarizes information on Canadian dollar-denominated stock options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
Canadian $ range of exercise prices	Number outstanding at December 31, 2008	Weighted- average remaining contractual life	Canadian $ weighted- average exercise price	Number exercisable at December 31, 2008	Canadian $ weighted- average exercise price
40.69 – 44.40	903,000	1.3494	41.04	903,000	41.04
45.90 - 48.70	1,687,570	2.9483	48.35	1,687,570	48.35
50.25 – 57.45	1,368,180	1.9446	57.17	1,368,180	57.17

A summary of the status of the U.S. dollar-denominated options granted and exercised as of December 31, 2008 and 2007, and changes during the years ended on those dates, is as follows:

	2008
	Options	U.S.$ weighted-average exercise price
Outstanding at April 17, 2008	9,045,503	35.10
Granted	2,345,300	37.15
Exercised	(350,289)	33.09
Forfeited	(1,068,045)	37.09
Outstanding at end of year	9,972,469	35.44
Exercisable at end of year	8,413,306	35.00

The following table summarizes information on U.S. dollar-denominated stock options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
U.S.$ range of exercise prices	Number outstanding at December 31, 2008	Weighted-average remaining contractual life	U.S. $ weighted-average exercise price	Number exercisable at December 31, 2008	U.S. $ Weighted-average exercise price
26.06 – 29.70	976,309	3.95	26.07	976,309	26.07
30.79 – 33.76	3,198,396	5.45	33.52	3,198,396	33.52
33.87 – 42.96	5,797,764	8.19	38.08	4,238,601	38.17

Thomson Reuters expenses the fair value of all stock options using the Black-Scholes option pricing model to calculate an estimate of fair value.  Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period.  For the year ended December 31, 2008, compensation expense recorded in connection with stock options was $10.2 million.

Using the Black-Scholes option pricing model, the weighted-average fair value of options granted was estimated to be $9.22 for the year ended December 31, 2008.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions.  In addition, the model requires the use of subjective assumptions, including expected stock price volatility.  The principal assumptions used in applying the Black-Scholes option pricing model for the years ended December 31, 2008 were as follows:

2008
Risk-free interest rate	3.51%
Dividend yield	3.37%
Volatility factor	31.46%
Expected life (in years)	6

Restricted Share Units
RSUs give the holder the right to receive a specified number of common shares at the specified vesting date.  RSUs vest over a period of up to seven years.  The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by Thomson Reuters on its common shares at each dividend payment date, which are reinvested as additional RSUs.  Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of Thomson Reuters common shares on the day prior to the date of grant. For the year ended December 31, 2008, compensation expense recorded in connection with RSUs was $28 million.

A summary of the status of the time based RSU’s granted and vested as of December 31, 2008 and changes during the years ended on those dates, is as follows:

	2008
	RSUs	U.S.$ weighted-average value
Outstanding at April 17, 2008	891,283	36.71
Granted	2,362,136	35.05
Forfeited	(276,016)	35.63
Vested	(55,007)	34.16
Outstanding at end of year	2,922,396	35.51

Performance Restricted Share Units
The long-term equity-based incentive program (“LTIP”) is intended to reward certain senior executives.

Under the LTIP awards, participants are granted PRSUs which give the holder the right to receive one Thomson Reuters common share for each unit held in their PRSU account that vests on the vesting date, based upon Thomson Reuters performance during the three-year performance period against pre-established goals. Between 0% and 200% of the initial amounts may vest for grants made prior to 2008.  Between 0% and 150% of the initial amounts may vest for grants made in 2008.

The holders of PRSUs accumulate additional units based upon notional dividends paid by Thomson Reuters on its common shares on each dividend payment date, which are reinvested as additional PRSUs.  Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the closing price of Thomson Reuters common shares on the day prior to the date of grant and the number of units expected to vest.  For the year ended December 31, 2008, compensation expense recorded in connection with PRSUs was $27 million.

A summary of the status of the PRSUs granted and vested as of December 31, 2008 and changes during the periods ended on those dates, is as follows:

	2008
	PRSUs	U.S.$ weighted-average value
Outstanding at April 17, 2008	1,273,330	40.83
Granted	1,505,528	35.94
Forfeited	(185,902)	40.54
Vested	-	-
Outstanding at end of year	2,592,956	38.02

Employee Stock Purchase Plan
Thomson Reuters has an Employee Stock Purchase Plan (”ESPP”) under which eligible employees in the U.S. and globally may purchase a maximum of 14,000,000 Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares. The maximum number of shares currently issuable for the U.S. ESPP is 8,000,000 and for the global ESPP is 6,000,000. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). Amounts withheld have been used to purchase Thomson Reuters Corporation common shares at a price equal to 85% of the closing share price as of the last business day of each quarter on the New York Stock Exchange. Thomson Reuters recognized an expense of $3.2 million in 2008 relating to the 15% discount of purchased shares.

Reuters Share-Based Compensation Plans
Reuters operated a number of share incentive plans for the benefit of employees.  Due to the acquisition, subject to certain exceptions, Reuters share-based compensation plans vested and became fully exercisable.  Upon exercise, holders were entitled to consideration of 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares for each share of Reuters that would have been received.  All Reuters share options and awards expired during the fourth quarter of 2008.

The table below sets out the movements in the Reuters share-based compensation plans during the year:

			Discretionary		Long-term
			employee &		incentive		Weighted
			executive		plans		average
			plans	Annual	and		exercise
	Save-as-		(including	bonus	Performance		price for
	you-earn	Plan	Restricted	profit	Related		option
	plans	2,000	Share Plans)	share plans	Share Plan	Total	plans
Ordinary shares under option in millions (including ADSs):
December 31, 2007	10.9	-	40.3	-	5.0	56.2	2.84
Granted	-	-	-	-	-	-	-
Forfeited	(0.4)	-	(6.0)	-	(0.3)	(6.7)	2.87
Exercised	(10.4)	-	(34.3)	-	(4.7)	(49.4)	2.38
Expired or lapsed	(0.1)	-	-	-	-	(0.1)	6.69
December 31, 2008	-	-	-	-	-	-	-
Of which exercisable	-	-	-	-	-	-
Number of participants at December 31, 2008	-	-	-	-	-	-
Expenses included in the income statement for the year ended ($ in millions)
From continued operations
December 31, 2007	4	-	41	-	10	55
December 31, 2008	7	-	37	-	16	60
From Discontinued operations
December 31, 2007	6	-	10	-	2	18
December 31, 2008	10	-	9	-	2	21

The following table summarizes information relating to the number of shares under option and those that are exercisable:

Ranges of exercise prices	Total shares under option (million)	Weighted average remaining contractual life (months)	Options exercisable at December 31, 2008 (millions)	Options exercisable at December 31, 2007 (millions)	Exercisable weighted average exercise price for options exercisable at 31 Dec 08
Ordinary shares (£)
0.00 - 2.00	-	-	-	2.6	£0.00
2.01 - 5.00	-	-	-	10.6	£0.00
5.01 - 7.00	-	-	-	3.6	£0.00
7.01 - 9.00	-	-	-	3.0	£0.00
9.01 - 11.00	-	-	-	-	£0.00
ADSs (US$)
10.01 - 30.00	-	-	-	-	$0.00
30.01 - 50.00	-	-	-	-	$0.00
50.00+	-	-	-	-	$0.00
Total	-		-	19.8

31 Related party transactions

Following the formation of the DLC structure on April 17, 2008 and the subsequent group reorganization, Thomson Reuters PLC, Thomson Reuters Corporation and their respective consolidated subsidiaries operate as a unified group and the entities beneath these two companies are subject to common control. Consequently, certain transactions with entities that are now under common control and that were previously eliminated upon consolidation of Reuters are now classified as related party transactions. These transactions relate to management charges, the provision of support services, royalties earned for the use of intellectual property, fees for the provision of data hosting, editorial, content and software development and distribution fees. Net income earned by Thomson Reuters PLC in the period in respect of these transactions amounted to $533 million and has been included within other operating income.

Effective April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC each guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company and other obligations as agreed. Thomson Reuters PLC guarantees all contractual obligations of Reuters Group PLC existing as of April 17, 2008 and, as a result, those obligations are covered by Thomson Reuters Corporation's guarantee of Thomson Reuters PLC's obligations.  Therefore, the disclosures below relate to Thomson Reuters Corporation and Thomson Reuters PLC equally.  In the opinion of the directors the fair value of the cross guarantee is not material.

Transactions with Woodbridge
As of December 31, 2008, Woodbridge had a voting interest in Thomson Reuters of approximately 55%, based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. As of December 31, 2008, Woodbridge beneficially owned approximately 68% of Thomson Reuters Corporation’s outstanding common shares and 8% of Thomson Reuters PLC’s outstanding ordinary shares.

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of Thomson Reuters product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to Thomson Reuters results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of Thomson Reuters subsidiaries charge a Woodbridge-owned company fees for various administrative services. Additionally, up until June 2007, a Woodbridge-owned company rented office space from one of Thomson Reuters subsidiaries.  In 2008, the total amount charged to Woodbridge for these services was approximately $330,000.

Thomson Reuters purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via Thomson Reuters captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson Reuters a premium commensurate with its exposures. These premiums were approximately $80,000 in 2008, which would approximate the premium charged by a third party insurer for such coverage.

Thomson Reuters maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by Thomson Reuters current and former directors and officers or by Thomson Reuters in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. Thomson Reuters was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have paid for commercial insurance. Thomson Reuters replaced this agreement with a conventional insurance agreement. Thomson Reuters is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with Associates and Joint Ventures
Thomson Reuters enters into transactions with its associates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

Thomson Reuters and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays Thomson Reuters for use of a facility and technology and other services. For 2008, these services were valued at approximately $11 million.

Thomson Reuters Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. In 2008, Thomson Reuters recognized revenues of $24 million related to these services.

Thomson Reuters has a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as Thomson Reuters corporate headquarters. Thomson Reuters follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides Thomson Reuters with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Thomson Reuters costs related to 3XSQ Associates from April 17, 2008 through December 31, 2008 were approximately $28 million for rent, taxes and other expenses.

Thomson Reuters has an investment in a joint venture with the Chicago Mercantile Exchange that created FXMarketSpace, which was a centrally-cleared, global foreign exchange trading system. Among various other services, Thomson Reuters provided trading access to and trade notification services for, and distributed market data from, FXMarketSpace. The total cost of these services provided by Thomson Reuters from April 17, 2008 through December 31, 2008 was approximately $4 million. In October 2008, FXMarketSpace ceased operations.

Other Transactions
Thomson Reuters has a contract with Hewitt Associates Inc. (“Hewitt”) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, Thomson Reuters expects to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2008, Thomson Reuters paid Hewitt $11 million for its services. Steven A. Denning, one of Thomson Reuters directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Amounts Due to / Due from Related Parties
Receivable and payable amounts relative to the transactions with Woodbridge and Westlaw Japan were negligible at December 31, 2008 and 2007.  Also negligible was the payable amount relative to 3XSQ Associates at December 31, 2008.  The accounts receivable balance due to Thomson Reuters Corporation from Tradeweb New Markets was $22 million at December 31, 2008.  The amount receivable from Omgeo at December 31, 2008 was $3 million and the amount payable to Hewitt Associates was $2 million.

Debt payable to entities under the common control of Thomson Reuters Corporation
Following the formation of the DLC and subsequent group reorganization, there are a number of loan arrangements in place between Thomson Reuters PLC companies and companies under the control of Thomson Reuters Corporation. These loans carry terms that are comparable with terms that would have been arranged in similar agreements with third parties. Interest payable in the period on these loans amounted to $692 million and has been charged to finance costs. The following arrangements were in place at December 31, 2008:

Repayable in:	Interest rate	millions of U.S. dollars
Less than one year	variable	7,575
Greater than one year:
2010	11.0%	1,750
2011	11.0%	1,000
2013	variable	469
2015	8.0%	2,500
Revolving loan	variable	40
Other	variable	443
Debt payable to entities under common control		13,777

The debt payable to entities under the common control of Thomson Reuters Corporation repayable in less than one year bears interest at variable rates ranging between LIBOR and LIBOR plus a margin of 2.25% and is repayable on demand. The revolving loan is a $250 million facility bearing interest based upon the Eurodollar LIBOR plus a specified margin of 2.75%. Other debt bears interest at variable interest rates based upon U.S. $ LIBOR plus a specified margin of 2.25%.

Additionaly, $609 million was loaned to entities under common control. These balances are due on demand and bear variable interest rates of up to 4.06%.  As a result of trading with entities under common control, a net payable of $418 million was owed at December 31, 2008.

In addition to the above amounts, 271 million of Thomson Reuters Group Limited non-voting redeemable preference shares of £1 each are held by entities under the common control of Thomson Reuters Corporation, and are classified within amounts due to entities under common control. Each preference share currently in issue shall be redeemed no later than April 2059. Each preference share accrues a fixed cumulative preference dividend at an annual rate of 5% of its nominal value, payable half-yearly in June and December.

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

(millions of U.S. dollars)	2008	2007
Salaries and short-term employee benefits	13	32
Post-employment benefits	3	2
Share-based payments	25	18
Total	41	52
During the year, a Group Company paid certain personal expenses on behalf of Tom Glocer.  The amount due from Mr. Glocer at December 31, 2008, which was the maximum outstanding during the year, was $25,500. No interest was charged.  Mr. Glocer repaid the amount as soon as he was informed that any personal expenses had been borne by the company.

32 Contingencies and commitments

The disclosures below relate to Thomson Reuters as a whole, as, due to the cross guarantee in place between Thomson Reuters Corporation and Thomson Reuters PLC, all contingencies and commitments are relevant to both entities.

Lawsuits and Legal Claims

In July 2008, the U.S. Court of Appeals for the Federal Circuit ruled in Thomson Reuters favor by reversing a decision in a patent infringement case related to a business formerly owned by Thomson Financial. Following the initial court’s decision, Thomson Reuters had posted a $95 million letter of credit in connection with its appeal, which was cancelled following the subsequent ruling in Thomson Reuters favor.

In February 2007, Thomson Reuters entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson Reuters part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. In November 2007, Thomson Reuters entered into a settlement agreement in a separate lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The Park lawsuit alleged primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, Thomson Reuters accrued $13 million in connection with this settlement. In October 2008, the court issued its final approval of this settlement.

In February 2008, another purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, Thomson Reuters is engaged in various legal proceedings and claims that have arisen in the ordinary course of business.  The outcome of all of the proceedings and claims against Thomson Reuters, including those described above, is subject to future resolution, including the uncertainties of litigation.  Based on information currently known to Thomson Reuters and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of Thomson Reuters, taken as a whole.

Leases

Thomson Reuters enters into operating leases in the ordinary course of business, primarily for real property and equipment.  Payments for these leases are contractual obligations as scheduled per each agreement.  Operating lease payments in 2008 are disclosed in note 2.  The future minimum operating lease payments are set out in the table below:

(millions of U.S. dollars)
Year ended December 31,	2008	2007
2008	-	188
2009	351	170
2010	279	146
2011	226	124
2012	186	112
2013	164	560
2014 and thereafter	612	-
Total operating lease payables	1,818	1,300

With certain leases, Thomson Reuters guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period.  The liability associated with these restorations is recorded within “Provisions”.  Thomson Reuters believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations and Investments

Thomson Reuters has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. Thomson Reuters does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, Thomson Reuters guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities.  Thomson Reuters believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

Group’s share of contingent liabilities and commitments in respect of associates and joint ventures

The Group’s share in contingent liabilities and commitments in relation to its interest in associates and joint ventures was $ nil million (2007 : $nil).

Guarantees and Commitments

Thomson Reuters PLC and Thomson Corporation entered into cross-guarantee agreements on April 17, 2008 under which each guarantees all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company.

33 Acquisitions

Acquisition of Thomson Reuters Corporation entities

Following the closing of Thomson's acquisition of Reuters on April 17, 2008, a reorganization took place that involved the acquisition by Thomson Reuters PLC of shares in certain Thomson Reuters Corporation entities for $1.2 billion in cash, $0.5 billion in preference share debt of Reuters Group Limited and 36.7% of TR (2008) Limited and 4.7% of TR Holdings Limited being owned by other entities under the common control of Thomson Reuters Corporation. The entities acquired represent US and UK operations of Thomson Reuters Corporation and as the reorganization involved entities under the common control of Thomson Reuters Corporation, it was considered to be outside the scope of IFRS 3, Business Combinations. This transaction was accounted for using principles similar to those used under merger accounting. Assets and liabilities of the acquired entities were taken on at their predecessor book values, adjusted only to align accounting policies, and not adjusted to their fair values. Consideration paid in excess of predecessor book values of the assets and liabilities acquired was recorded as an other reserve. Results for the periods prior to the acquisition have not been restated to present them on a combined basis.

Effect of acquisition

The acquisition had the following aggregate effect on the Group’s assets and liabilities.

(millions of U.S. dollars)	Book Value
Current assets:
Cash and cash equivalents	3,130
Trade receivables and other current assets	1,747
Inventory	72
Amounts owed from entities under common control	320
Non-current assets:
Property, plant and equipment	621
Goodwill	6,674
Other intangible assets	3,659
Employee benefit assets	67
Investments	129
Other financial assets and derivatives – non current	29
Current liabilities
Payables, accruals and deferred income	(2,109)
Borrowings	(22)
Amounts owed to entities under common control	(190)
Non-current liabilities:
Provisions	(133)
Deferred tax	(716)
Employee benefit liabilities	(260)
Amounts owed to entities under common control	(12,604)
Net assets acquired	414

From the date of acquisition to December 31, 2008, the acquisition of entities under common control contributed $4,990 million to revenue, $612 million profit before interest and amortization of intangibles and incurred a $33 million loss before amortization, but after interest.

2007

During 2007 the Group acquired Feri Fund Market Information Limited, Clear Forest Limited and certain trade and assets from Thomas Weisel Partners LLC and Arian LLC. The aggregate impact of these transactions is set out in the table below:

	Book	Fair value	Provisional
(millions of U.S. dollars)	value	adjustments	fair value
Non-current assets:
Intangible assets	-	30	30
Current assets:
Cash and cash equivalents	4	-	4
Other current assets	2	-	2
Current liabilities	(8)	-	(8)
Non-current liabilities:
Deferred tax	-	(8)	(8)
Net (liabilities) assets acquired	(2)	22	20
Goodwill			26
Total consideration			46

The outflow of cash and cash equivalents on the acquisitions during 2007 can be calculated as follows:

(millions of U.S. dollars)
Cash consideration	46
Total outflow of cash and cash equivalents	46

From the date of acquisition to December 31, 2007, the acquisitions contributed $4 million to revenue, $3 million to profit before interest and amortization of intangibles and incurred a $3 million profit before amortization, but after interest.

If the acquisitions had been made at the beginning of the financial year, they would have contributed $10 million to revenue and $3 million to profit.

34 Disposals

Realized net gains were:

(millions of U.S. dollars)	2008	2007
On disposal of subsidiary undertakings
To entities under common Control	6,580	-
Other	44	6
On disposal of associates, joint ventures and available-for-sale financial assets	7	42
Recorded in the income statement	6,631	48
Of which
Included within continuing operations	51	48
Included within discontinued operations	6,580	-

In 2008, gains on disposal of subsidiaries principally related to the disposal of certain former Reuters businesses to Thomson Reuters Corporation, a group under common control as described in note 33, as part of a major group restructuring. This gain is included in the results of discontinued operations.

Also included within gains on disposal of subsidiaries were deferred proceeds on the sale of Instinet in 2005 of $8 million and the sale of certain assets of $36 million.

Disposals of associates, joint ventures and available for sale financial assets included the disposal of Pluck for which a gain of $7 million was recognized.

In 2007, gains on disposal of associates, joint ventures and available-for-sale financial assets relate to the Group’s disposal of its investment in Intralinks Inc ($36 million) and further gains relating to the sale of Factiva ($6 million) in 2006. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include $4 million deferred proceeds on the disposal of RVC in 2004.

35 Significant subsidiary undertakings, joint ventures and associates

The principal subsidiary undertakings, joint ventures and associates at December 31, 2008, all of which are included in the consolidated financial statements, are shown below:

Subsidiary undertakings	Country of incorporation	Percentage of equity shares held
Information Holdings Inc.	U.S.	60.3%
LiveNote Technologies Limited	England	60.3%
LiveNote, Inc.	U.S.	60.3%
LN Holdings Limited	Bermuda	60.3%
Physicians’ Desk Reference Inc.	U.S.	60.3%
Reuters Canvas Holdings Limited	Bermuda	60.3%
Reuters Holdings Limited	England	60.3%
Reuters Limited	England	60.3%
The Thomson Organisation Limited	England	60.3%
Thomcorp Holdings Inc.	U.S.	60.3%
Thomson Financial Holdings Inc.	U.S.	60.3%
Thomson Financial LLC	U.S.	60.3%
Thomson Holdings Limited	England	60.3%
Thomson Information & Publishing Holdings Limited	England	60.3%
Thomson Information & Solutions (Holdings) Limited	England	60.3%
Thomson Information & Solutions Limited	England	60.3%
The Thomson Organisation (No. 10)	England	60.3%
Thomson Publishing Group Limited	England	60.3%
Thomson Reuters (Healthcare) Inc.	U.S.	60.3%
Thomson Reuters (Legal) Inc.	U.S.	60.3%
Thomson Reuters (Markets) Group Overseas Holdings U.K. Limited	England	60.3%
Thomson Reuters (Scientific) Inc	U.S.	60.3%
Thomson Reuters (Tax & Accounting) Inc.	U.S.	60.3%
Thomson Reuters (TRI) Inc.	U.S.	60.3%
Thomson Reuters Applications Inc.	U.S.	60.3%
Thomson Reuters Group Limited	England	60.3%
Thomson Reuters Holdings Inc.	U.S.	60.3%
Thomson Reuters No. 4 Inc.	U.S.	60.3%
Thomson Reuters No. 5 LLC	U.S.	60.3%
Thomson Reuters U.S. Holdings Inc.	U.S.	60.3%
Thomson Reuters U.S. Inc.	U.S.	60.3%
Thomson Reuters U.S.A. Inc.	U.S.	60.3%
Thomson U.K. Limited	England	60.3%
TLRS (Holdings) Ltd.	England	60.3%
TR (2008) Limited	England	63.3%
TR Holdings Limited	Bermuda	95.3%
TR Organisation PLC	England	60.3%
TR U.S. Inc.	U.S.	60.3%
TTC (1994) Limited	England	60.3%
TTC Holdings Limited	Bermuda	60.3%
West Publishing Corporation	U.S.	60.3%
West Services Inc.	U.S.	60.3%

There were no significant joint ventures and associates at December 31, 2008.

36 Subsequent event

On March 26, 2009, Thomson Reuters PLC paid approximately $51 million in dividends representing $0.28 per share.

On March 31, 2009, Thomson Reuters issued in Canada C$ 750 million of 6% notes due 2016. These notes were issued by Thomson Reuters Corporation and unconditionally guaranteed by Thomson Reuters PLC.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF THOMSON REUTERS PLC

We have audited the parent company financial statements of Thomson Reuters PLC for the year ended December 31, 2008 which comprise the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Thomson Reuters PLC for the year ended December 31, 2008.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the Directors’ Report, the Directors’ Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities within the Directors’ Report.

Our responsibility is to audit the parent company financial statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for Thomson Reuters PLC members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose.  We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements.  The information given in the Directors’ Report includes the specific information that is cross referred in the Directors’ Report to the Thomson Reuters 2009 Management Information Circular and the 2008 Annual Report.

In addition we report to you if, in our opinion, Thomson Reuters PLC has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read other information contained in the audited consolidated financial statements and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors’ Report and the Directors’ Remuneration Report (excluding that part that is described as having been audited) of Thomson Reuters PLC and pages 1 to 59 and pages 109 to 140 of the 2008 Annual Report which comprises the “Business Review,” “Risk Factors,” “Management’s Discussion and Analysis,” “Senior Management and Directors,” “Additional Information”  and “Five Years in Review” and the 2009 Management Information Circular. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to Thomson Reuters PLC circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors’ Remuneration Report to be audited.

Opinion

In our opinion:

•
the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at December 31, 2008;

•	the parent company financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
•	the information given in the Directors' Report is consistent with the parent company financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

April 18, 2009

Separate financial statements for Thomson Reuters PLC

for the year ended December 31, 2008

Thomson Reuters PLC

Balance sheet as at December 31, 2008

(millions of U.S. dollars)	Notes	2008	2007
Investments	01	6,692	-
Creditors: amounts falling due within one year	02	(566)
Net current liabilities		(566)	-
Total assets less current liabilities		6,126	-
Net assets		6,126	-
Capital and reserves:	03
Called up share capital		89	-
Capital redemption reserve		9
Merger reserve		2,848	-
Profit and loss account		3,180	-
Total Shareholders' funds		6,126	-

The accounting policies and notes on pages 58-61 form part of these financial statements.

The financial statements on pages 57-61 were approved by the Board of Directors on April 18, 2009

/s/ Vance K. Opperman
Vance K. Opperman
Director

Separate financial statements for Thomson Reuters PLC

for the period ended December 31, 2008

Accounting Policies

Basis of accounting
The financial statements are prepared on a going concern basis, under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985 and applicable accounting standards (UK GAAP). A summary of the significant accounting policies, which have been consistently applied throughout the year, is set out below.

As permitted by Section 230(3) of the Companies Act 1985, Thomson Reuters profit and loss account has not been presented.

The Thomson Reuters PLC consolidated financial statements for the year ended December 31, 2008 contain a consolidated statement of cash flows. Consequently, Thomson Reuters has taken advantage of the exemption in FRS 1 (Revised 1996), Cash Flow Statements, not to present its own cash flow statement.

The Thomson Reuters PLC consolidated financial statements for the year ended December 31, 2008 contain related party disclosures. Consequently, Thomson Reuters has taken advantage of the exemption in FRS 8, Related Party Disclosures, not to disclose related party disclosures for Thomson Reuters.

The Thomson Reuters PLC consolidated financial statements for the year ended December 31, 2008 contain financial instrument disclosures which comply with FRS 29. Consequently, Thomson Reuters has taken advantage of the exemption in FRS 29 not to present separate financial instrument disclosures for Thomson Reuters.

Foreign currency translation
Transactions in foreign currencies are translated into Thomson Reuters functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the profit and loss account except when deferred in reserves as qualifying cash flow hedges.

Interest
Interest receivable and payable are recorded in the profit and loss as they accrue.

Fixed asset investments
Fixed asset investments are held at cost net of permanent diminution in value as assessed by the directors.

Dividends
Dividend distributions are recognized as a liability in the period in which the dividends are approved by Thomson Reuters shareholders. Interim dividends are recognized when they are paid; final dividends when authorized in general meeting by shareholders.

Dividend revenue is recognized when the Group’s right to receive payment is established.

Taxation
The tax expense for the year comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

The current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or an event that has occurred at the balance sheet date gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future.

However, deferred tax assets are only recognized to the extent that, based on all available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Deferred taxation is recognized on an undiscounted basis.

01 Investments

(millions of U.S. dollars)	Subsidiary undertakings	Total
Cost:
January 1, 2008	-	-
Additions	6,692	6,692
December 31, 2008	6,692	6,692
Amounts written off:
January 1, 2008	-	-
Written off in year	-	-
December 31, 2008	-	-
Carrying amount	6,692	6,692

On April 17, 2008 the Company purchased 100% of the ordinary shares of TR (2008) Limited for $6.7 billion.

The principal subsidiary undertakings at December 31, 2008 are shown below:

Subsidiary undertakings	Country of incorporation	Principal area of operation	Percentage of ordinary equity shares held
TR (2008) Limited	England	England	63.3%
TR Investments Limited	England	England	100%
TR International Finance Sarl	Luxembourg	Luxembourg	100%

See note 35 of the consolidated accounts for a listing of principal subsidiary undertakings. TR Investments Limited is limited by guarantee (see note 7).

02 Creditors: amounts falling due within one year

(millions of U.S. dollars)	2008	2007
Amounts due to Group undertakings	(566)	-
Total creditors: amounts falling due within one year	(566)	-

Amounts due to Group undertakings are unsecured and repayable on demand.

03 Capital and reserves

(millions of U.S. dollars)	Called up share capital	Capital redemption reserve	Merger reserve	Profit and loss account	Total
January 1, 2008	-	-	-	-	-
Issue of ordinary shares under the scheme of arrangement	3,843	-	2,848	-	6,691
Reduction of share capital	(3,747)	-	-	3,747	-
Shares allotted during the year	2	-	-	-	2
Shares cancelled during the year	(9)	9	-	-	-
Profit for the financial year	-	-	-	1	1
Dividend paid	-	-	-	(90)	(90)
Repurchase of own shares	-	-	-	(478)	(478)
December 31, 2008	89	9	2,848	3,180	6,126

Capital reorganization and Scheme
In accordance with the Scheme, certain transactions involving Thomson Reuters PLC's share capital have occurred in the year ended December 31, 2008 in order to reflect the effect of the transaction and the new DLC structure. These are discussed below.

On February 22, 2008, Thomson Reuters PLC reorganized its authorized, issued and fully paid share capital as follows:

(a)	One ordinary Thomson Reuters PLC share of nominal value of £15 was transferred by Thomson to one of its Canadian wholly-owned subsidiaries to be held by it as nominee of Thomson;

(b)	3,334 ordinary shares of £15 nominal value each were consolidated into 1,667 ordinary shares of £30 nominal value each; and

(c)	1,667 ordinary shares of £30 nominal value each, after the consolidation referred to above, were subdivided into 5,001 ordinary shares of £10 nominal value each.

Further, on February 22, 2008, at a General Meeting of Thomson Reuters PLC, it was resolved that, conditional on the Scheme becoming effective, its authorized share capital be increased to £4,000,000,001 by the creation of 399,944,999 ordinary shares of £10 nominal value, each ranking pari passu in all respects with the existing issued ordinary share capital of Thomson Reuters PLC, one Reuters Founders Share of £1 nominal value and one Thomson Reuters PLC Special Voting Share of £500,000 nominal value.

On April 17, 2008, 50,001 ordinary shares in Thomson Reuters PLC held by Thomson Reuters Corporation and one of its subsidiaries were gifted back to Thomson Reuters PLC and cancelled.

Also on April 17, 2008, 194,107,278 Thomson Reuters PLC ordinary shares with a nominal value of £10 each and one Thomson Reuters PLC Founders Share of £1 nominal value and on April 18, 2008, one Thomson Reuters PLC Special Voting Share of £500,000, were allotted. An amount of £1.4 billion ($2.8 billion), representing the difference between the value of the investment of TR (2008) limited and the nominal value of the share capital was recorded to merger reserve.

Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC ordinarily vote together as a single decision-making body, including in the election of directors. To effect these voting arrangements, Special Voting Shares were issued by each of Thomson Reuters Corporation and Thomson Reuters PLC to special voting trusts.

Capital reduction
On April 22, 2008, the share capital of Thomson Reuters PLC was reduced by reducing the nominal value of the ordinary shares from £10 to 25 pence as sanctioned by the High Court on April 21, 2008. The credit of $3,747 million arising on the reduction of capital has been transferred to retained earnings.

The following table provides a summary of the Thomson Reuters PLC shares bought back during the year ended December 31, 2008:

Month	Total number of shares purchased	Average price paid per share ($)	Total cost of shares purchased (millions of U.S. dollars)
April (18 - 30)	3,297,827	31.13	103
May	6,298,500	31.59	199
June	6,049,208	29.25	177
July	825,000	25.93	22
August	-	-	-
September	912,350	23.55	22

Included in the above are, 1,464,827 shares of Thomson Reuters PLC, which were purchased by Thomson Reuters Corporation for total consideration of $45 million and gifted to Thomson Reuters PLC.

Decisions regarding the timing of repurchases are based on market conditions, share price and other factors. The directors may elect to suspend or discontinue the program at any time. Shares repurchased have been cancelled.

04 Share capital

An analysis of called up share capital is set out below:

(millions of £, unless otherwise stated)	2008	2007
Authorized:
One Founders Share of $1	-	-
Special Voting share of £500,000	-	-
400 million ordinary shares of 25p	100	-
Allotted, called up and fully paid:	100	-
One Founders Share of $1	-	-
Special Voting share of £500,000	-	-
181 million ordinary shares of 25p	45	-
	45	-
Allotted, called up and fully paid:
Total in millions of U.S. dollars	89	-

Reuters Founders Share Company was established to safeguard the Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders Share Company holds a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC. The Reuters Founders Shares enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation or Thomson Reuters PLC threaten the Reuters Trust Principles.

05 Auditors’ remuneration

The audit fee payable to the auditors for the audit of Thomson Reuters financial statements was $48,000.

06 Employee information

The average number of employees (including executive directors) during the year was as follows:

	2008	2007
Executive directors	8	3

Details of the Chief Executive Officer’s emoluments, pension arrangements, long-term incentive plans and share option plans are included in the Remuneration Report, details of which form part of these financial statements. During the year no emoluments were paid by Thomson Reuters to the directors. However, the directors received emoluments from other group companies in respect of their services to the Group.

There are no other employees of Thomson Reuters (2007: nil).

07 Guarantees and Commitments

On February 22, 2008, Thomson Reuters PLC incorporated a subsidiary company, TR Investments Limited (“TRIL”), which is limited by guarantee. Thomson Reuters PLC has undertaken to contribute such amount as may be required (not exceeding £100,000) to the assets of TRIL if TRIL should be wound up while Thomson Reuters PLC is a member or within one year after Thomson Reuters PLC ceases to be a member, for the payment of TRIL’s debts and liabilities contracted while Thomson Reuters PLC was a member, and the costs, charges and expenses of winding up, and for the adjustments of the rights of the contributors among themselves.

On April 17, 2008, Thomson Reuters PLC acquired TR International Finance Sarl (TRIF). Thomson Reuters PLC has undertaken to contribute capital to TRIF sufficient to allow TRIF to repay any obligations it could not otherwise satisfy, except to the extent that such obligations result from transactions entered into by TRIF with Thomson Reuters PLC or its subsidiaries.

Thomson Reuters PLC and Thomson Reuters Corporation entered into cross-guarantee agreements on April 17, 2008 under which each guarantees all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company. In the opinion of the Directors’, the fair value of the cross guarantees is not material.

08 Dividends

(millions of U.S. dollars)	2008	2007
Current year interim paid	90	-

	$	$
Per ordinary share
Current year interim paid	0.49	-

The first Thomson Reuters PLC dividend was paid on September 15, 2008 to holders of record as of August 22, 2008 in the amount of $0.22253 per share. This dividend is based on the 2008 quarterly dividend rate per share of $0.27 as adjusted for an interim dividend paid on May 1, 2008 in connection with the closing of the Reuters acquisition. Thomson Reuters paid a dividend of $0.27 per share on December 15, 2008 to holders of record as of November 21, 2008.

09 Subsequent Event

On March 26, 2009, Thomson Reuters PLC paid approximately $51 million in dividends representing $0.28 per share.

On March 31, 2009, Thomson Reuters issued in Canada C$ 750 million of 6% notes due 2016. These notes were issued by Thomson Reuters Corporation and unconditionally guaranteed by Thomson Reuters PLC.